Exhibit 99.1

SANDSTORM GOLD LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Q3 / 2014

For The Period Ended September 30, 2014

This management’s discussion and analysis (“MD&A”) for Sandstorm Gold Ltd. and its subsidiary entities (“Sandstorm” or the “Company”) should be read in conjunction with the unaudited condensed consolidated interim financial statements of Sandstorm for the three and nine months ended September 30, 2014 and related notes thereto which have been prepared in accordance with International Accounting Standards (“IAS”) 34: Interim Financial Reporting using accounting policies in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Readers are encouraged to consult the Company’s audited consolidated financial statements for the year ended December 31, 2013 and the corresponding notes to the financial statements which are available on SEDAR at www.sedar.com. The information contained within this MD&A is current to November 12, 2014 and all figures are stated in U.S. dollars unless otherwise noted.

HIGHLIGHTS

•	Strong balance sheet with over $90 million in cash at September 30, 2014.
•	Operating cash flows for the three and nine months ended September 30, 2014 were $10.0 million and $26.4 million, respectively, compared with $8.6 million and $24.1 million for the comparable periods in 2013, representing an increase of 16% and 10%, respectively.
•	Attributable Gold Equivalent ounces sold, for the three and nine months ended September 30, 2014 were 12,282 ounces and 34,397 ounces, respectively, compared with 11,595 ounces and 30,421 ounces for the comparable periods in 2013, representing an increase of 6% and 13%, respectively.
•	Revenue for the three and nine months ended September 30, 2014 was $15.6 million and $44.0 million, respectively, compared with $15.4 million and $44.1 million for the comparable periods in 2013.
•	Average cash costs for the three and nine months ended September 30, 2014 of $308 and $325 per Attributable Gold Equivalent ounce, respectively, compared with $355 and $358 per Attributable Gold Equivalent ounce, respectively, for the comparable periods in 2013.
•	The Company amended its revolving credit agreement, extending the term to five years. The revolving loan allows the Company to borrow up to $100 million, for acquisition purposes, from a syndicate of banks including the Bank of Nova Scotia, Bank of Montreal and National Bank of Canada.
•	The Company participated in a Luna non-brokered private placement to align the interests of Luna and Sandstorm and to allow the facilitation of an orderly resolution of Luna’s current challenges.
•	On August 11, 2014, the Company announced that it had partnered with Franco-Nevada Corporation in entering into a $120 million Gold Stream with True Gold Mining Inc. with respect to its Karma Project in Burkina Faso, West Africa. The Gold Stream is being syndicated between Franco-Nevada and Sandstorm with Franco-Nevada providing 75% of the funding, and Sandstorm providing the remaining 25% of the funding. This is the first syndicated Gold Stream between two royalty and streaming companies.

Overview

The Company is a growth-focused company that seeks to acquire gold and other precious metal purchase agreements (“Gold Streams”) and royalties from companies that have advanced stage development projects or operating mines. In return for making upfront payments to acquire a Gold Stream, Sandstorm receives the right to purchase, at a fixed price per ounce, a percentage of a mine’s gold, silver, or other commodity ("Gold Equivalent") production for the life of the mine. Sandstorm helps other companies in the resource industry grow their businesses, while acquiring attractive assets in the process. The Company is focused on acquiring Gold Streams from mines with low production costs, significant exploration potential and strong management teams. The Company currently has 10 Gold Streams and 36 net smelter returns royalties (“NSR”s), of which 14 of the underlying mines are producing gold.

Outlook

Based on the Company’s existing Gold Streams and NSRs, attributable Gold Equivalent production (individually and collectively referred to as “Attributable Gold Equivalent”) for 2014 is forecasted to be between 40,000 – 50,000 Attributable Gold Equivalent ounces. The Company is forecasting Attributable Gold Equivalent production of approximately 45,000 ounces per annum in 2017.

AURIZONA GOLD STREAM

Luna Gold Corp.

The Company has a Gold Stream to purchase 17% of the life of mine gold produced from Luna Gold Corp.’s (“Luna”) open-pit Aurizona mine, located in Brazil (the “Aurizona Mine”) for a per ounce cash payment equal to the lesser of $404 and the then prevailing market price of gold.

In accordance with its previously announced commitment, the Company remitted a $20.0 million loan to Luna (whereby $10.0 million was advanced in 2013 and the remaining $10.0 million commitment was remitted in April 2014). The non-revolving loan is subject to interest at a rate of 12% per annum, subject to certain conditions, and will mature on June 30, 2017.

2

During the three months ended September 30, 2014, the Company entered into a strategic investment agreement (the “Investment Agreement”) with Luna, as part of which, Sandstorm participated in a Luna non-brokered private placement. Pursuant to the Investment Agreement, Sandstorm purchased 19.5 million of the Luna common shares at a price of C$1.02 per share, which when combined with the 8.5 million shares of Luna already owned by the Company, resulted in Sandstorm becoming the largest shareholder of Luna, owning approximately 19.8% of Luna’s issued and outstanding shares. The Investment Agreement allowed Sandstorm to appoint one member to Luna’s board of directors. The transaction aligns the interests of Luna and Sandstorm and allows the facilitation of an orderly resolution of Luna’s current challenges.

Current activities at the Aurizona Mine include:

•	Luna recently announced that it had established a special committee comprised of independent board members with a mandate to explore all strategic alternatives in offering greatest value to Luna’s shareholders.

BLACK FOX GOLD STREAM

Primero Mining Corp.

The Company has a Gold Stream to purchase 8% of the life of mine gold produced from Primero Mining Corp.’s (“Primero”) open pit and underground Black Fox mine, located in Ontario, Canada (the “Black Fox Mine”), and 6.3% of the life of mine gold produced from Primero’s Black Fox Extension (the “Black Fox Extension”), which includes a portion of Primero’s Pike River concessions, for a per ounce cash payment equal to the lesser of $509 and the then prevailing market price of gold.

The Black Fox Mine began operating as an open pit mine and in 2010, development of an underground mine began. Both open pit and underground operations are now running concurrently, feeding the 2,200 tonne-per-day mill.

Current activities at the Black Fox Mine include:

•	Primero announced that it intends on spending over $40 million on capital projects and exploration activities at the Black Fox Mine in 2014. The objective of which is to increase underground production such that 120,000 ounces of gold are produced annually from the mine.

•	Primero intends to achieve, by the middle of 2015, a mining and processing target of approximately 1,000 tonnes of ore per day.

•	Primero expects increases in definition and delineation drilling to materially increase resources and convert resources into reserves by the end of 2014.

3

SANTA ELENA GOLD STREAM

SilverCrest Mines Inc.

The Company has a Gold Stream to purchase 20% of the life of mine gold produced from SilverCrest Mines Inc.’s (“SilverCrest”) open-pit and underground Santa Elena mine, located in Mexico (the “Santa Elena Mine”), for a per ounce cash payment equal to (i) the lesser of $354 and the then prevailing market price of gold for the open-pit mine and (ii) the lesser of $354 and the then prevailing market price of gold until 50,000 ounces of gold have been delivered to Sandstorm (inclusive of ounces already received from open-pit production), at which time the on-going per ounce payments will increase to the lesser of $450 and the then prevailing market price of gold for the underground mine.

In 2014, SilverCrest began their transition from both an open pit to an underground operation at the Santa Elena Mine and from a heap leach operation to a conventional mill. During the nine months ended September 30, 2014, the Company received official notification of SilverCrest’s intention to develop an underground mine and milling operation. As contemplated in the original purchase agreement, Sandstorm exercised its option to purchase an amount equal to 20% of the gold produced from the Santa Elena underground mine. In consideration, Sandstorm made an upfront payment of $10.0 million which represents approximately 20% of the upfront capital expenditures relating to gold production.

Current activities at the Santa Elena Mine include:

•	The expansion plan includes the installation of a conventional milling and processing facility at the Santa Elena Mine. It is contemplated that this facility will utilize mill feed from stock piles of the Santa Elena open pit, the Santa Elena underground, and re-treatment of the material on the heap leach pads to recover residual silver and gold values.

•	During the second quarter of 2014, SilverCrest ceased mining operations from the open pit heap leach pad and began transitioning to a conventional 3,000 tonne-per-day mill facility and underground operation.

BACHELOR LAKE GOLD STREAM

Metanor Resources Inc.

The Company has a Gold Stream to purchase 20% of the life of mine gold produced from Metanor Resources Inc.’s (“Metanor”) Bachelor Lake gold mine located in Quebec, Canada (the “Bachelor Lake Mine”), for a per ounce cash payment equal to the lesser of $500 and the then prevailing market price of gold. Metanor has provided a guarantee that Sandstorm will receive a minimum of $20.0 million in pre-tax cash flow by the end of 2017.

Production at the Bachelor Lake Mine began in early 2013 and the findings from the 2011 pre-feasibility study highlighted an expected ramp up to 60,000 ounces of gold per year at full commercial production. The Bachelor Lake Mine is a long hole mining operation with an operating mill and surface infrastructure.

4

Current activities at the Bachelor Lake Mine include:

•	Metanor recently announced that it had produced over 50,000 ounces of gold over a 12 month period.

•	During the second quarter of 2014, Metanor raised approximately C$4.6 million in gross proceeds through a brokered private placement offering.

•	Metanor announced positive results from its underground drilling campaign. The intention of the campaign is to increase the resources at the Bachelor Lake Mine. For further information regarding the results please visit the Metanor website at www.metanor.ca.

Karma GOLD STREAM

True Gold Mining Inc.

On August 11, 2014, Sandstorm entered into an Gold Stream agreement which entitles the Company to purchase 25,000 ounces of gold over a five year period and thereafter 1.625% of the gold produced from True Gold Mining Inc.’s (“True Gold”) open-pit heap leach Karma gold mine located in Burkina Faso, West Africa (“Karma” or the “Karma Project”) for on-going per ounce cash payment equal to 20% of the spot price of the gold.

The Gold Stream, which on a gross basis requires True Gold to deliver 100,000 ounces of gold over a five year period starting March 31, 2016 and thereafter 6.5% of the equivalent gold production at the Karma Project, is being syndicated between Franco-Nevada Corp. (“Franco-Nevada”) and Sandstorm (the “Stream Syndicate”). Franco-Nevada will be providing 75% of the funding and Sandstorm will be providing the remaining 25% of the funding. In consideration for acquiring the Gold Stream, the Stream Syndicate will make a payment of $100 million. During the three months ended September 30, 2014, Sandstorm remitted $9.3 million of its commitment to fund $25 million of the upfront payment. In addition, the Stream Syndicate has provided True Gold with an 18 month option to increase funding by up to $20.0 million (the “Increase Option”) in exchange for eight quarterly deliveries totaling 30,000 ounces of gold, or the pro-rata portion of the amount drawn thereunder, starting 18 months from when the first tranche under the Increase Option is drawn down.

The Karma Project has five defined mineral deposits that make up the Karma Project with probable mineral reserves of 949,000 ounces of gold. The mine is expected to produce an average of 97,000 ounces of gold per year over 8.5 years. The mining operation is planned to employ conventional truck and shovel methods. Construction of major mining infrastructure is expected to begin in the second half of 2014 including a heap leach pad which will process leachable material from five open pits. True Gold recently announced that all required permits are in place to fully develop the five deposits within the current Karma plan.

MING GOLD STREAM

Rambler Metals & Mining PLC

The Company has a Gold Stream to purchase approximately 25% of the first 175,000 ounces of gold produced and 12% of the life of mine gold produced thereafter, from Rambler Metals & Mining PLC’s (“Rambler”) Ming Copper-Gold mine, located in Newfoundland, Canada (the “Ming Mine”). There are no ongoing per ounce payments required by Sandstorm in respect of the Ming Mine Gold Stream. In the event that the metallurgical recoveries of gold at the Ming Mine are below 85%, the percentage of gold that Sandstorm shall be entitled to purchase shall be increased proportionally. Based on 2013 metallurgical recoveries, Sandstorm’s 2014 gold purchase entitlement was increased to 33%.

5

Current activities at the Ming Mine include:

•	Rambler has provided a reserve and resource estimate update for the Ming Mine. The reserve update shows the replacement of all tonnes mined from the 1807 Zone to-date; thereby, extending the mine life by one year. Additionally, all zones remain open to further exploration.
•	Rambler released a favorable preliminary economic assessment that identifies the potential for an expansion of the Ming Mine into the lower footwall zone following additional value optimization studies and a feasibility study. As part of this assessment, Rambler recently announced it is initiating a pilot project to determine the mineral potential of the lower footwall zone by way of a low capital expansion program.

Hugo North Extension & Heruga Stream

Entrée Gold Inc.

Sandstorm has a Gold Stream with Entrée Gold Inc. (“Entrée”) to purchase an amount equal to 25.7% and 33.8% of Entrée’s 20% share of the gold and silver by-products produced from the Hugo North Extension and Heruga deposits located in Mongolia, (the “Hugo North Extension” and “Heruga”, respectively) for per ounce cash payments equal to the lesser of $220 per ounce of gold and $5 per ounce of silver and the then prevailing market price of gold and silver, respectively. Additionally, Sandstorm has a copper stream to purchase an amount equal to 2.5% of Entrée’s 20% share of the copper produced from Hugo North Extension and Heruga for per pound cash payments equal to the lesser of $0.50 per pound of copper and the then prevailing market price of copper.

The Company is not required to contribute any further capital, exploration, or operating expenditures to Entrée.

Hugo North Extension is a rich copper-gold porphyry deposit and Heruga is a copper-gold-molybdenum porphyry deposit. Both projects are located in the South Gobi desert of Mongolia, approximately 570 kilometers south of the capital city of Ulaanbaatar and 80 kilometers north of the border with China. Hugo North Extension and Heruga are part of the Oyu Tolgoi mining complex and are being developed by Oyu Tolgoi LLC, a subsidiary of Turquoise Hill Resources and the Government of Mongolia, and its project manager Rio Tinto PLC. Entrée retains a 20% interest in the resource deposits of the Hugo North Extension and Heruga.

DEFLECTOR GOLD STREAM

Mutiny Gold Ltd.

The Company has a Gold Stream to purchase 2.6% of the life of mine gold produced from Mutiny Gold Ltd.’s (“Mutiny”) open pit Deflector project, located in Western Australia (the “Deflector Project”) for a per ounce cash payment equal to the lesser of $500 and the then prevailing market price of gold.

6

The Deflector Project is a high-grade gold and copper deposit located in the South Murchison, Western Australia. A definitive feasibility study completed in October 2012 projects 55,000 ounces of annual gold production from the Deflector Project over a 7.5 year mine life. Production is anticipated to begin from an open pit operation and expand underground, with ore from both the open pit and underground being processed through the existing Gullewa processing facility.

Bracemac-Mcleod Royalty

Glencore-Xstrata PLC.

Sandstorm has a 3% NSR based on 100% of the production from the Bracemac-McLeod development property located in Matagami, Quebec, Canada (“Bracemac-McLeod” or the “Bracemac-McLeod Mine”) which is owned and operated by a subsidiary of Glencore Xstrata plc (“Glencore”). The Bracemac-McLeod Mine began initial production in the second half of 2013.

As a part of the fair value assessment of Sandstorm Metals & Energy’s assets for business combination purposes, the Company reviewed the fair value of the Bracemac-McLeod Royalty. As a result of this assessment, the Company recorded an impairment charge of $1.2 million during the nine months ended September 30, 2014. The recoverable amount of the NSR, for impairment assessment purposes, was determined using a discounted cash flow calculation to estimate the fair value less costs to sell.

Gualcamayo Royalty

Yamana Gold Inc.

The Company has a 1.0% NSR on the Gualcamayo gold mine (the “Gualcamayo Mine”) which is located in San Juan province, Argentina and owned and operated by Yamana Gold Inc. (“Yamana”). The Gualcamayo Mine is an open pit, heap leach operation encompassing three substantial zones of gold mineralization. An expansion of the operation is expected to increase sustainable production.

Emigrant Springs Royalty

Newmont Mining Corp.

The Company has a 1.5% NSR on the Emigrant Springs mine (the “Emigrant Springs Mine”) which is located in the Carlin Trend in Nevada, U.S.A. and is owned and operated by Newmont Mining Corp. (“Newmont”). The Emigrant Springs Mine is an open pit, heap leach operation. In the third quarter of 2012, construction of the mine was completed and commercial production commenced.

7

Mine Waste Solutions Royalty

Anglogold Ashanti Ltd.

The Company has a 1% NSR on the gold produced from Mine Waste Solutions tailings recovery operation (“MWS”) which is located near Stilfontein, South Africa, and is owned and operated by AngloGold Ashanti Ltd. (“AngloGold”). MWS is a gold and uranium tailings recovery operation. The operation processes multiple tailings dumps in the area through three production modules, the last of which was commissioned in 2011. It also includes a modern tailings storage facility approximately 15 kilometres from the gold plant modules where residues from the treatment plants are deposited.

MT. HAMILTON ROYALTY

Solitario Exploration & Royalty Corp.

The Company has a 2.4% NSR on the Mt. Hamilton gold project (the "Mt. Hamilton Project"). The Mt. Hamilton Project is located in White Pine County, Nevada, U.S.A. and is held by Mt. Hamilton LLC (“MH-LLC”) which is 80% owned by Solitario Exploration & Royalty Corp. (“Solitario”) and 20% owned by Ely Gold & Minerals Inc.

Sandstorm has granted MH-LLC an option, exercisable prior to December 11, 2014, to repurchase the NSR for $12.0 million provided that MH-LLC enters into a Gold Stream with Sandstorm with an upfront deposit of no less than $30.0 million. In addition, MH-LLC has provided Sandstorm with a right of first refusal on any future royalty or gold stream financing for the Mt. Hamilton Project.

Prarie Creek ROYALTY

Canadian Zinc Corp.

The Company has a 1.2% NSR on the Prairie Creek project (“Prairie Creek” or the “Prairie Creek Project”) located in the Northwest Territories, Canada and owned by Canadian Zinc Corporation (“Canadian Zinc”). The Prairie Creek Project is a zinc, silver and lead project that is 100%-owned by Canadian Zinc and currently reports a proven and probable mineral reserve of 5.2 million tonnes grading 9.4% zinc, 151 grams per tonne silver and 9.5% lead.

Sandstorm has granted Canadian Zinc an option, exercisable prior to November 30, 2015, to repurchase the NSR for $10.0 million provided that Canadian Zinc enters into a commodity stream with Sandstorm that has an upfront deposit of no less than $90 million. In addition, Canadian Zinc has provided Sandstorm with a right of first refusal on any future royalty or commodity stream financing for the Prairie Creek Project.

8

Acquisition

Sandstorm Metals & Energy Ltd.

On May 29, 2014, the Company closed its previously announced plan of arrangement (“Arrangement Agreement”) pursuant to which it acquired 100% of the outstanding common shares of Sandstorm Metals & Energy Ltd. (Sandstorm Metals & Energy”).

As contemplated in the Arrangement Agreement, the shareholders of Sandstorm Metals & Energy, other than Sandstorm Gold, received common shares of Sandstorm Gold (the “Sandstorm Gold Shares”) on the basis of 0.178 of a Sandstorm Gold Share plus C$0.35 of cash for each Sandstorm Metals & Energy common share held.

The acquisition allows management to focus all of its future time and attention on acquiring Gold Streams and royalties. The acquisition of Sandstorm Metals & Energy also provides Sandstorm Gold shareholders with annual royalty revenue from operating mines as well as royalties on advanced exploration and development assets including Canadian Zinc’s Prairie Creek Project and Entrée’s Hugo North Extension and Heruga deposits. In addition, the Company expects to be able to benefit from the use of Sandstorm Metals & Energy’s non-capital loss carry forwards for tax purposes.

Business Combination

In accordance with IFRS 3 – Business Combinations, the total consideration of $43.8 million, consisting of: (i) $10.3 million cash; (ii) $30.1 million representing the value of the Sandstorm Gold common shares issued (based on the May 28, 2014 closing price); and (iii) $3.4 million of Sandstorm Metals & Energy common shares previously owned by the Company and other consideration was allocated to the identifiable assets acquired and liabilities assumed as follows:

Acquisition price:
Sandstorm Gold common shares issued	$30,078
Sandstorm Metals & Energy common shares owned by Sandstorm Gold	3,310
Cash paid	10,310
Conversion of previously issued Sandstorm Metals & Energy RSUs	129
$43,827

Allocation of acquisition costs:
Cash and cash equivalents	$4,068
Trade receivables and other	909
Mineral interests and royalties	29,817
Investments	5,259
Deferred income tax assets	9,616
Other	108
Trade and other payables	(1,185)
Promissory note	(2,200)
Gain on bargain purchase	(2,565)
$43,827

9

Sandstorm Gold has estimated the fair value of the assets acquired to be equal to their carrying value except for certain trade receivables and other balances and the mineral interest and royalties which were estimated to have a fair value of $0.9 million and $29.8 million, respectively. The excess of the total fair value of the identifiable assets acquired and the liabilities assumed over the total consideration has been recorded as a gain on bargain purchase of $2.6 million.

The allocation of the purchase price is based on preliminary estimates and has not been finalized. The Company is currently in the process of determining the fair values of identifiable assets acquired and liabilities assumed, measuring the associated deferred income tax assets and liabilities and potential goodwill. The actual fair values of the assets and liabilities may differ materially from the amounts disclosed in the preliminary purchase price allocation and are subject to change.

Revolving credit Facility

On July 17, 2014, the Company amended its revolving credit agreement, extending the term to five years (the “Revolving Loan”). The Revolving Loan allows the Company to borrow up to $100 million, for acquisition purposes, from a syndicate of banks including the Bank of Nova Scotia, Bank of Montreal and National Bank of Canada. The amounts drawn on the Revolving Loan remain subject to interest at LIBOR plus 3.00% – 4.25% per annum, and the undrawn portion of the Revolving Loan remains subject to a standby fee of 0.75% – 1.05% per annum, dependent on the Company’s leverage ratio. As at September 30, 2014, the Company had not drawn down on its credit facility and therefore, the full balance remains available for future acquisitions.

10

SUMMARY OF QUARTERLY RESULTS

(in accordance with IFRS)

Quarters Ended

In $000s	Sep. 30, 2014	Jun. 30, 2014	Mar. 31, 2013	Dec. 31, 2013
Total revenue	$15,559	$13,153	$15,295	$15,767
Attributable Gold Equivalent ounces sold [1]	12,282	10,149	11,966	12,418
Gold sales	11,571	9,724	$12,932	$13,360
Royalty revenue	3,988	3,429	2,363	2,407
Average realized gold price per ounce [1]	1,267	1,296	1,278	1,270
Average cash cost per ounce [1]	308	310	355	345
Cash flow from operations	9,962	9,383	7,025	8,138
Cash flow from operations per share (basic) [1]	0.08	0.08	0.07	0.08
Cash flow from operations per share (diluted) [1]	0.08	0.08	0.06	0.08
Net income (loss) attributable to shareholders of Sandstorm [2]	2,076	3,039	3,792	(39,863)
Net income (loss) [2]	2,076	3,039	3,792	(39,863)
Basic income (loss) per share	0.02	0.03	0.04	(0.40)
Diluted income per share	0.02	0.03	0.03	(0.40)
Total assets [2]	445,368	456,050	400,299	379,703
Total long-term liabilities	6,161	5,922	$5,837	$6,134

In $000s	Sep. 30, 2013	Jun. 30, 2013	Mar. 31, 2013	Dec. 31, 2012
Total revenue	$15,352	$13,353	$15,364	$12,423
Attributable Gold Equivalent ounces sold [1]	11,595	9,430	9,396	7,243
Gold sales	12,671	$10,582	$14,031	$12,423
Royalty revenue	2,681	2,771	1,333	-
Average realized gold price per ounce [1]	1,324	1,416	1,635	1,715
Average cash cost per ounce [1]	355	330	390	410
Cash flow from operations	8,577	8,539	6,963	6,504
Cash flow from operations per share (basic) [1]	0.09	0.09	0.08	0.08
Cash flow from operations per share (diluted) [1]	0.08	0.08	0.07	0.06
Net income (loss) attributable to shareholders of Sandstorm [2]	(1,446)	(14,975)	(17,468)	7,367
Net income (loss) [2]	(1,917)	(15,228)	(17,621)	7,367
Basic income (loss) per share	(0.02)	(0.16)	(0.19)	0.09
Diluted income per share	(0.02)	(0.16)	(0.19)	0.07
Total assets [2]	420,623	418,206	445,476	341,427
Total long-term liabilities	6,848	$8,113	$9,622	$-

11

1.	See non-IFRS measures section below.
2.	The net loss attributable to shareholders of Sandstorm, net loss and total assets have changed from the amounts reported during the previous quarters to reflect the adjustments to the purchase price allocation for the acquisition of Premier Royalty Inc. (“Premier Royalty”), which were made retrospectively. As a result of these adjustments the net loss and net loss attributable to shareholders of Sandstorm for the three months ended September 30, 2013 and June 30, 2013 decreased by $0.1 million and $2.0 million respectively, and increased by $5.4 million for the three month period ended March 31, 2013. Total assets at June 30, 2013 and at September 30, 2013 decreased by $0.3 million and $0.2 million respectively.

Changes in sales, net income and cash flow from operations from quarter to quarter are affected primarily by fluctuations in production at the mines, the timing of shipments, changes in the price of gold, as well as acquisitions of Gold Stream agreements and the commencement of operations of mines under construction. For more information refer to the quarterly commentary discussed below.

The Company’s operating segments for the three months ended
September 30, 2014 are summarized in the table below:

In $000s	Attributable ounces sold	Sales and royalty revenues	Cost of sales (excluding depletion)	Depletion		Income (loss) before taxes	Cash flow from operations
Aurizona	2,981	$3,785	$1,204	$353	$	$2,228	$2,581
Bachelor Lake	2,409	3,079	1,204	1,431		444	1,592
Black Fox	1,557	1,976	792	1,112		72	1,184
Ming	549	667	-	437		230	667
Santa Elena	1,638	2,064	580	998		488	1,607
Royalties	3,148	3,988	-	3,878		110	3,557
Corporate	-	-	-	-		(1,319)	(1,226)
Consolidated	12,282	$15,559	$3,780	$8,209	$	$2,253	$9,962

12

The Company’s operating segments for the three months ended
June 30, 2014 are summarized in the table below:

In $000s	Attributable ounces sold	Sales and royalty revenues	Cost of sales (excluding depletion)	Depletion	Impairment of mineral interest	Income (loss) before taxes	Cash flow from operations
Aurizona	2,334	$3,004	$943	$276	$-	$1,785	$4,614
Bachelor Lake	2,494	3,268	1,247	1,482	-	539	2,304
Black Fox	1,334	1,715	678	953	-	84	1,037
Ming	567	745	-	451	-	294	745
Santa Elena	774	992	274	471	-	248	781
Royalties	2,646	3,429	-	3,070	(1,215)	(856)	3,151
Corporate	-	-	-	-	-	330	(3,249)
Consolidated	10,149	$13,153	$3,142	$6,703	$(1,215)	$2,424	$9,383

The Company’s operating segments for the three months ended
March 31, 2014 are summarized in the table below:

In $000s	Attributable ounces sold	Sales and royalty revenues	Cost of sales (excluding depletion)	Depletion	Income (loss) before taxes	Cash flow from operations
Aurizona	3,998	$5,056	$1,607	$473	$2,976	$895
Bachelor Lake	2,740	3,531	1,370	1,628	533	2,161
Black Fox	1,449	1,845	737	1,035	73	1,108
Ming	400	521	-	367	155	521
Santa Elena	1,530	1,979	535	931	513	1,444
Royalties	1,849	2,363	-	1,667	695	1,334
Corporate	-	-	-	-	(913)	(438)
Consolidated	11,966	$15,295	$4,249	$6,101	$4,032	$7,025

THREE MONTHS ENDED September 30, 2014
COMPARED TO THE THREE MONTHS ENDED September 30, 2013

For the three months ended September 30, 2014, net income and cash flow from operations were $2.1 million and $10.0 million, respectively, compared with net loss and cash flow from operations of $1.9 million and $8.6 million for the comparable period in 2013. The change is attributable to a combination of factors including:

•	A $1.6 million decrease in administration expenses largely driven by (i) a $0.4 million decrease in corporate administration costs primarily attributed to the Company’s implementation of a cost reduction program and (ii) a $0.9 million decrease in share based compensation expense as a result of a reduction in stock based compensation granted to employees and non-recurring severance costs, recognized during the three months ended September 30, 2013, arising from previously granted share based compensation;

13

•	A $1.0 million decrease in project evaluation expenses largely driven by the implementation of cost reduction initiatives; and
•	A number of non-recurring items recorded during the three months ended September 30, 2013, including a non-cash impairment charge of $3.2 million arising from the conversion of the Company’s Bracemac-McLeod Gold Stream into a 0.6% NSR; partially offset by
•	A $2.0 million increase in depletion expense largely driven by an increase in gold ounces sold and an increase in the Attributable Gold Equivalent ounces sold relating to the Company’s royalty portfolio.

For the three months ended September 30, 2014, revenue was $15.6 million compared with $15.4 million for the comparable period in 2013. The increase is largely attributable to a number of factors including:

•	6% increase in the number of Attributable Gold Equivalent ounces sold, due to:

i.	59% increase in gold ounces sold from the Bachelor Lake Mine primarily related to the mine recently reaching commercial production and the continued ramp up of operations;
ii.	An additional 447 gold ounces sold from Ming Mine primarily related to Sandstorm’s gold purchase entitlement increasing to 33% for the 2014 fiscal year (which resulted from low metallurgical recoveries obtained in 2013 triggering contract safeguards);
iii.	67% increase in gold ounces sold from the Santa Elena Mine largely as a result of the successful commissioning of the new processing facility;
iv.	An additional 1,123 Attributable Gold Equivalent ounces arising from the Company’s royalty portfolio largely attributed to the acquisition of Sandstorm Metals & Energy and ramp up of underlying assets; partially offset by
v.	38% decrease in gold ounces sold from the Aurizona Mine as Luna continued to transition from the previous quarter’s above average rainfall, which had negatively impacted Luna’s ability to access ore in the pit;
vi.	29% decrease in gold ounces sold from the Black Fox Mine primarily driven from insufficient underground development resulting in lower production during the three months ended September 30, 2014. Primero, the new owner/operator of the mine, intends on making greater investments in underground development in an effort to improve mining and processing targets going forward; and

vii.	4% decrease in the average realized selling price of gold.

Nine MONTHS ENDED September 30, 2014
COMPARED TO THE Nine MONTHS ENDED September 30, 2013

For the nine months ended September 30, 2014, net income and cash flow from operations were $8.9 million and $26.4 million, respectively, compared with net loss and cash flow from operations of $34.8 million and $24.1 million for the comparable period in 2013. The increase in net income and cash flow from operations is attributable to a combination of factors including:

•	A $4.3 million decrease in administration expenses largely driven by (i) a $2.3 million decrease in corporate administration costs primarily attributed to the Company’s implementation of a cost reduction program and (ii) a $2.3 million decrease in share based compensation expense as a result of a reduction in the number of stock based compensation granted to employees;

14

•	A $1.5 million decrease in project evaluation expenses largely driven by the implementation of cost reduction initiatives;
•	A one-time gain of $2.6 million recognized on the acquisition of Sandstorm Metals & Energy; and
•	A number of non-recurring items recorded during the nine months ended September 30, 2013, including (i) a non-cash impairment charge of $35.8 million on goodwill arising from the Premier Royalty business combination and (ii) a non-cash impairment charge of $3.2 million arising from the conversion of the Company’s Bracemac-McLeod Gold Stream into a 0.6% NSR; partially offset by
•	A non-cash impairment charge of $1.2 million relating the Company’s Bracemac-McLeod royalty recognized during the nine months ended September 30, 2014; and
•	A $4.0 million increase in depletion expense largely driven by an increase in gold ounces sold and the inclusion of the royalty revenue and related depletion expense from the portfolio of royalties acquired in 2013.

For the nine months ended September 30, 2014, revenue was $44.0 million compared with $44.1 million for the comparable period in 2013. The decrease is largely attributed to a number of factors including:

•	12% decrease in the average realized selling price of gold; partially offset by
•	13% increase in the number of Attributable Gold Equivalent ounces sold, due to

i.	An additional 3,099 gold ounces sold from the Bachelor Lake Mine primarily related to the mine recently reaching commercial production and the continued ramp up of operations;
ii.	58% increase in royalty based Attributable Gold Equivalent ounces primarily related to the acquisition of Premier Royalty’s portfolio of royalties;
iii.	145% increase in gold ounces sold from Ming Mine primarily related to Sandstorm’s gold purchase entitlement increasing to 33% for the 2014 fiscal year (which resulted from low metallurgical recoveries obtained in 2013 triggering contract safeguards);partially offset by
iv.	29% decrease in gold ounces sold from the Black Fox Mine primarily driven from insufficient underground development resulting in lower production during the nine months ended September 30, 2014. Primero, the new owner/operator of the mine, intends on making greater investments in underground development in an effort to improve mining and processing targets going forward; and
v.	10% decrease in gold ounces sold from the Aurizona Mine as Luna experienced above average rainfall during the second quarter of 2014 which negatively impacted Luna’s ability to access ore in the pit.

Three MONTHS ENDED September 30, 2014
COMPARED TO THE Remaining Quarters

When comparing net income of $2.1 million and cash flow from operations of $10.0 million for the three months ended September 30, 2014 with net income and operating cash flow for the remaining quarters, the following items impact comparability of analysis:

•	A one-time gain of $2.6 million recognized on the acquisition of Sandstorm Metals & Energy which was recorded during the three months ended June 30, 2014;
•	A non-cash impairment charge of $1.2 million relating the Company’s Bracemac-McLeod royalty recognized during the three months ended June 30, 2014;

15

•	A non-cash impairment charge of $52.2 million and a corresponding $13.3 million tax recovery relating to the Serra Pelada Gold Stream recognized during the three months ended December 31, 2013;
•	A non-cash goodwill impairment charge of $19.9 million and $15.9 million arising from the Premier Royalty business combination during the three months ended March 31, 2013 and three months ended June 30, 2013, respectively;
•	A non-cash impairment charge of $3.2 million arising from the conversion of the Company’s Bracemac-McLeod Gold Stream into a NSR recognized during the three months ended September 30, 2013;
•	An increase in administration expenses during the year ended December 31, 2013 largely driven by the requirement to consolidate 100% of Premier Royalty’s administration expenses as a result of the business combination and increased corporate activity;
•	As a result of consolidating Premier Royalty’s financial results, the Company began recognizing royalty revenue in the first quarter of 2013;
•	Overall, Gold Attributable Equivalent ounces sold have increased over the course of the last three years as (i) the Aurizona Mine, the Santa Elena Mine, and the Summit Mine began initial production late in 2010; (ii) the Company began purchasing gold from the Black Fox Mine in 2011; (iii) the Ming Mine began mining and processing ore from the high grade gold 1806 zone in 2012; and (iv) the Bachelor Lake Mine began producing from its bulk sample in 2012; and
•	A gain of $5.6 million, which represents the premium paid by Primero (formerly Brigus Gold Corp.) in exercising its option to repurchase a portion of the Gold Stream, was recognized during the three months ended December 31, 2012.

Change in Total Assets

Total assets increased by $65.7 million from December 31, 2013 to September 30, 2014 primarily resulting from (i) the assets acquired from the Sandstorm Metals & Energy business combination; (ii) operating cash flows and (iii) the exercise of warrants; which were partially offset by depletion expense and by a non-cash impairment charge on the Bracemac-McLeod royalty. The Company’s total assets increased by $38.3 million from December 31, 2012 to December 31, 2013 primarily resulting from (i) the assets acquired in the Premier Royalty business combination and (ii) operating cash flows; which were partially offset by (i) the non-cash impairments described earlier and (ii) depletion expense. The Company’s total assets increased by $9.0 million from September 30, 2012 to December 31, 2012 primarily resulting from operating cash flows, partially offset by depletion expense.

Non-IFRS Measures

The Company has included, throughout this document, certain non-IFRS performance measures, including (i) average cash cost per ounce; (ii) cash flow from operations per share (basic and diluted); and (iii) average realized gold price per ounce.

i.	Average cash cost per ounce is calculated by dividing the Company’s cost of sales (excluding depletion) by the number of Attributable Gold Equivalent ounces sold. The Company presents average cash cost per ounce as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry who present results on a similar basis. Figure 1.1 provides a reconciliation of average cash cost of gold on a per ounce basis.

16

Figure 1.1

	3 Months Ended Sep. 30, 2014	3 Months Ended Sep. 30, 2013	9 Months Ended Sep. 30, 2014	9 Months Ended Sep. 30, 2013
Cost of Sales (excluding depletion)	$3,780	$4,118	$11,171	$10,900

Cash cost of sales is comprised of:
Total cash cost of gold sold	3,780	4,118	11,171	10,900
Divided by:
Total Attributable Gold Equivalent ounces sold[1]	12,282	11,595	34,397	30,421
Equals:
Average cash cost of gold (per ounce)	$308	$355	$325	$358

1.	The Company’s royalty income is converted to an Attributable Gold Equivalent ounce basis by dividing the royalty income for that period by the average realized gold price per ounce from the Company’s Gold Streams for the same respective period. These Attributable Gold Equivalent ounces when combined with the gold ounces sold from the Company’s Gold Streams equal total Attributable Gold Equivalent ounces sold.

ii.	Cash flows from operations per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted). The Company presents operating cash flows per share as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry that present results on a similar basis. Figure 1.2 provides a reconciliation of cash flow from operations per share (basic and diluted).

Figure 1.2

	3 Months Ended Sep. 30, 2014	3 Months Ended Sep. 30, 2013	9 Months Ended Sep. 30, 2014	9 Months Ended Sep. 30, 2013
Cash generated by operating activities	$9,962	$8,577	$26,374	$24,082

Divided by:
Basic weighted average number of shares outstanding	117,573,079	94,690,755	111,169,043	92,877,369
Diluted weighted average number of shares outstanding [1]	118,998,596	102,498,346	119,825,223	104,399,773
Equals:
Operating cash flow per share - basic	$0.08	$0.09	$0.24	$0.26
Operating cash flow per share - diluted	$0.08	$0.08	$0.22	$0.23

1.	The diluted weighted average number of shares includes stock options and share purchase warrants that would have been dilutive if the Company had positive net income for the period.

17

iii.	Average realized gold price per ounce is calculated by dividing the Company’s sales by the number of Attributable Gold Equivalent ounces sold. The Company presents average realized gold price per ounce as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry that present results on a similar basis. Figure 1.3 provides a reconciliation of average realized gold price per ounce.

Figure 1.3

	3 Months Ended Sep. 30, 2014	3 Months Ended Sep. 30, 2013	9 Months Ended Sep. 30, 2014	9 Months Ended Sep. 30, 2013
Total revenue	$15,559	$15,352	$44,006	$44,069

Divided by:
Total Attributable Gold Equivalent ounces sold	12,282	11,595	34,397	30,421
Equals:
Average realized gold price per ounce	$1,267	$1,324	$1,279	$1,449

The Company has also used the non-IFRS measure of operating cash flows excluding changes in non-cash working capital. This measure is calculated by adding back the decrease in changes in non-cash working capital to cash generated by operating activities. These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Liquidity and Capital Resources

As of September 30, 2014, the Company had cash and cash equivalents of $91.1 million (December 31, 2013 – $98.9 million) and working capital of $89.7 million (December 31, 2013 – $98.1 million). The Company invests surplus cash in short-term, high credit quality, money market instruments. As described earlier, the Company has an additional $100.0 million available under its revolving bank debt facility. In the opinion of management, cash flows, cash balances and available credit facilities are sufficient to support the Company’s normal operating requirements on an ongoing basis.

During the nine months ended September 30, 2014, the Company generated operating cash flows of $26.4 million compared with $24.1 million during the comparable period in 2013, with the increase being primarily attributable to (i) an increase in Attributable Gold Equivalent ounces sold; and (ii) a decrease in administration expenses; which was partially offset by a decrease in the average realized selling price of gold.

18

During the nine months ended September 30, 2014, the Company had cash outflows from investing activities of $65.9 million, which were primarily the result of (i) Sandstorm exercising the Santa Elena underground mine option by making an upfront payment of $10.0 million; (ii) the acquisition of Sandstorm Metals & Energy; (iii) a $10.0 million loan to Luna for its use towards the phase 1 expansion; (iv) the $9.3 million upfront payment related to the Karma Gold Stream; (v) the acquisition of investments totaling $25.6 million; and (vi) providing a $2.9 million loan. During the nine months ended September 30, 2013, the Company had net cash outflows of $65.4 million largely attributable to (i) the acquisition of the Entrée Gold Stream; (ii) a $10 million loan to Luna to be used towards the phase 1 Expansion and exploration activities; and (iii) the upfront payments of $5.0 million to Columbus Gold Corp. and $3.2 million to Canadian Zinc in connection with their respective royalties; partially offset by (i) the receipt of a $15.0 million payment in connection with the Serra Pelada back-to-back agreement with Sandstorm Metals & Energy; and (ii) the Premier Royalty cash obtained in the acquisition of Premier Royalty, offset by the cash used by Sandstorm in the making of the Premier Royalty acquisition.

During the nine months ended September 30, 2014, the Company had net cash inflows from financing activities of $32.8 million, which were primarily comprised of the proceeds from the exercise of warrants partially offset by deferred financing costs. During the nine months ended September 30, 2013, the Company had net cash inflows from financing activities of $9.3 million, which were primarily comprised of $10.9 million in proceeds from the exercise of warrants and options, partially offset by deferred financing costs.

Contractual Obligations

In connection with its Gold Streams, the Company has committed to purchase the following:

Gold Stream	% of Life of Mine Gold [5,6,7]	Per Ounce Cash Payment: lesser of amount below and the then prevailing market price of gold [1,2,3,4]
Aurizona	17%	$404
Bachelor Lake	20%	$500
Black Fox	8%	$509
Deflector	2.6%	$500
Entrée Gold	6.76% on Hugo North Extension and 5.14% on Heruga	$220
Karma	25,000 ounces over 5 years and 1.625% thereafter	20% of gold spot price
Ming	25% of the first 175,000 ounces of gold produced, and 12% thereafter	$nil
Santa Elena	20%	$354
Summit	50% of the first 10,000 ounces of gold produced, and 22% thereafter	$400

1.	Subject to an annual inflationary adjustment except for Ming
2.	For the Entrée Gold Stream, after approximately 8.6 million ounces of gold have been produced from the joint venture property, the price increases to $500 per gold ounce.

19

3.	For the Entrée Silver Stream, percentage of life of mine is 6.76% on Hugo North Extension and 5.14% on Heruga which the Company can purchase for the lesser of the prevailing market price and $5 per ounce of silver until 40.3 million ounces of silver have been produced from the entire joint venture property. Thereafter, the purchase price will increase to the lesser of the prevailing market price and $10 per ounce of silver.
4.	For the Santa Elena Gold Stream, the Company can purchase for a per ounce cash payment equal to (i) the lesser of $354 and the then prevailing market price of gold for the open-pit mine and (ii) the lesser of $354 and the then prevailing market price of gold until 50,000 ounces of gold have been delivered to Sandstorm (inclusive of ounces already received from open-pit production), at which time the on-going per ounce payments will increase to the lesser of $450 and the then prevailing market price of gold for the underground mine.
5.	For the Entrée Gold and Silver Stream, percentage of life of mine is 6.76% on Hugo North Extension and 5.14% on Heruga if the minerals produced are contained below 560 metres in depth.
6.	For the Entrée Gold and Silver Stream, percentage of life of mine is 10.15% on Hugo North Extension and 7.7% on Heruga if the minerals produced are contained above 560 metres in depth.

7. For the Entrée copper stream, the Company has committed to purchase an amount equal to 0.5% of the copper produced from the Hugo North Extension and Heruga deposits. If the minerals produced are contained above 560 metres in depth, then the commitment increases to 0.75% for both the Hugo North Extension and Heruga deposits. Sandstorm will make ongoing per pound cash payments equal to the lesser of $0.50 and the then prevailing market price of copper, until 9.1 billion pounds of copper have been produced from the entire joint venture property. Thereafter, the on-going per pound payments will increase to the lesser of $1.10 and the then prevailing market price of copper.

As at September 30, 2014, the Company had paid $6.2 million and will contribute another $3.8 million in capital towards the phase 1 Expansion at Luna's Aurizona Mine. Sandstorm’s contribution will be equal to 17% of the capital costs incurred by Luna towards the phase 1 Expansion to a maximum contribution of $10.0 million.

In connection with the Karma Gold Stream, the Company has agreed, subject to certain financing conditions, to provide remaining upfront payments totaling $15.8 million. In addition, the Stream Syndicate has provided True Gold with an 18 month option to increase funding by up to $20 million whereby Sandstorm’s commitment would be 25% of the increase.

Share Capital

As of November 12, 2014, the Company had 117,657,587 common shares outstanding.

A summary of the Company’s share purchase options as of November 12, 2014 are as follows:

Number outstanding	Vested	Exercise Price per Share (C$)	Expiry Date
20,000	20,000	$3.35	May 19, 2015
1,308,500	1,308,500	$3.40	November 26, 2015
66,000	66,000	$6.30	August 25, 2016
1,129,000	750,003	$6.35	November 25, 2016
402,133	402,133	$16.35	December 11, 2017
150,000	50,001	$11.78	December 21, 2017
10,875	10,875	$11.31	February 19, 2018
3,625	3,625	$10.62	March 1, 2018
25,000	-	$6.03	May 16, 2019
3,115,133	2,611,137	6.34

20

A summary of the Company’s warrants as of November 12, 2014 are as follows:

Number of Warrants on a Pre-consolidated Basis		Pre-Consolidated Exercise Price Per Warrant	Number of Warrants on a Post-Consolidated Basis	Post-Consolidated Exercise Price Per Warrant	Shares to be Issued Upon Exercise of the Warrants	Adjusted Exercise Price Per Share	Expiry Date
	-	-	563,303	C$12.07	563,303	C$12.07	Dec. 4, 2014
	-	-	108,750	C$13.79	108,750	C$13.79	Jan. 17, 2015
SSL.WT.A	19,429,649	$1.00	-	-	3,885,930	$5.00	Oct. 19, 2015
	-	-	1,155,873	C$13.79	1,155,873	C$13.79	Dec. 4, 2016
	-	-	72,500	C$17.24	72,500	C$17.24	Feb. 28, 2016
SSL.WT.B	-	-	5,002,500	$14.00	5,002,500	$14.00	Sep. 7, 2017
	19,429,649		6,902,926		10,788,856

1 .. On May 9, 2012, the Company completed a five-for-one consolidation (the “Consolidation”) of the Company's common shares; however, the Company's listed warrants were not consolidated. Following the Consolidation, each five (5) listed warrants of SSL.WT.A (expiring on October 19, 2015) will entitle the holder to purchase one post-Consolidation common share at the adjusted total exercise price of $5.00.

The Company has 508,519 Restricted Share Rights (“RSRs”) outstanding as at November 12, 2014.

Key Management Personnel Compensation

The remuneration of directors and those persons having authority and responsibility for planning, directing and controlling activities of the Company are as follows:

	3 Months Ended Sep. 30, 2014	3 Months Ended Sep. 30, 2013	9 Months Ended Sep. 30, 2014	9 Months Ended Sep. 30, 2013
Short-term employee salaries and benefits	$591	$424	$1,670	$1,285
Share-based payments	390	526	1,123	2,262
Accelerated share-based payments arising on termination and other severance costs	-	573	-	573
Total key management compensation expense	$981	$1,523	$2,793	$4,120

21

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, trade receivables and other, investments, loan receivable, and trade and other payables. All financial instruments are initially recorded at fair value.

Credit Risk

The Company’s credit risk is limited to cash and cash equivalents, trade receivables and other, loans receivable, and receivables and other in the ordinary course of business. The Company sells gold exclusively to large corporations with strong credit ratings. The Company is subject to the credit risk of the counterparties who own and operate the mines underlying Sandstorm’s royalty portfolio. The Company’s $20 million loan to Luna and accrued interest is subject to Luna’s credit risk.

Currency Risk

Financial instruments that impact the Company’s net income (loss) or other comprehensive income (loss) due to currency fluctuations include: cash and cash equivalents, trade receivables and other, investments and trade and other payables denominated in Canadian dollars. Based on the Company's Canadian dollar denominated monetary assets and monetary liabilities at September 30, 2014, a 10% increase (decrease) of the value of the Canadian dollar relative to the United States dollar would increase (decrease) net income (loss) by $0.7 million and other comprehensive income (loss) by $2.7 million, respectively.

Other Risks

Sandstorm holds common shares, convertible debentures, and warrants of other companies with a combined market value as at September 30, 2014, of $34.9 million (December 31, 2013 - $13.0 million). The daily exchange traded volume of these shares, including the shares underlying the warrants, may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares. The Company is subject to default risk with respect to any debt instruments. The Company is not subject to significant interest rate or other price risks and the Company’s exposure to these risks has not changed significantly from the prior year.

Risks to Sandstorm

The primary risk factors affecting the Company are set forth below. For additional discussion of risk factors, please refer to the Company’s annual information form dated March 10, 2014, which is available on www.sedar.com.

22

Risks Relating To Mineral Projects

To the extent that they relate to the production of gold from, or the operation of, the Aurizona Mine, the Serra Pelada Mine, the Santa Elena Mine, the Karma Project, the Deflector Project, the Ming Mine, the Black Fox Mine, the Bachelor Lake Mine, the Hugo North Extension and Heruga projects, the Mt. Hamilton Project, the Gualcamayo Mine, the Emigrant Springs Mine, MWS, Prairie Creek Project, the Bracemac-McLeod Mine or other royalties in Sandstorm’s portfolio (the “Mines”), the Company will be subject to the risk factors applicable to the operators of such Mines. Whether the Mines will be commercially viable depends on a number of factors, including cash costs associated with extraction and processing, the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices which are highly cyclical and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The Mines are also subject to other risks that could lead to their shutdown and closure including flooding and weather related events, the failure to receive permits or having existing permits revoked, collapse of mining infrastructure including tailings pond, as well as community or social related issues. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Mines becoming uneconomic resulting in their shutdown and closure. The Company is not entitled to purchase gold if no gold is produced from the Mines.

No Control Over Mining Operations

The Company has no contractual rights relating to the operation or development of the Mines. Except for any payments which may be payable in accordance with applicable completion guarantees or cash flow guarantees, the Company will not be entitled to any material compensation if these mining operations do not meet their forecasted gold production targets in any specified period or if the Mines shut down or discontinue their operations on a temporary or permanent basis. The Mines may not commence commercial production within the time frames anticipated, if at all, and there can be no assurance that the gold production from such properties will ultimately meet forecasts or targets. At any time, any of the operators of the Mines or their successors may decide to suspend or discontinue operations. The Company is subject to the risk that the Mines shut down on a temporary or permanent basis due to issues including, but not limited to economics, lack of financial capital, floods, fire, mechanical malfunctions, social unrest, expropriation and other risks. There are no guarantees the Mines will achieve commercial production, ramp-up targets or complete expansion plans. These issues are common in the mining industry and can occur frequently.

Government Regulations

The Mines are subject to various foreign laws and regulations governing prospecting, exploration, development, production, exports, taxes, labour standards, waste disposal, protection and remediation of the environment, reclamation, historic and cultural resources preservation, mine safety and occupation health, handling, storage and transportation of hazardous substances and other matters. It is possible that the risks of expropriation, cancellation or dispute of licenses could result in substantial costs, losses and liabilities in the future. The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing the Mines in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance of such laws and regulations could become such that the owners or operators of the Mines would not proceed with the development of or continue to operate the Mines. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder, and claims for damages to property and persons resulting from the Mines could result in substantial costs and liabilities in the future.

23

International Operations

The Aurizona Mine and the Serra Pelada Mine are located in Brazil, the Santa Elena Mine is located in Mexico, the Emigrant Springs Mine and the Mt. Hamilton Project are located in the United States of America, the Deflector Project is located in Australia, the Gualcamayo Mine is located in Argentina, MWS is located in South Africa, the Hugo North Extension and Heruga projects are located in Mongolia, the Karma Project is located in Burkina Faso and each of the Ming Mine, the Black Fox Mine, Bachelor Lake Mine, Prairie Creek Project and the Bracemac-McLeod Mine are located in Canada and as such, the Mines are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to, terrorism, hostage taking, military repression, crime, political instability, currency controls, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, the risks of war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation, and changing political conditions, and governmental regulations. Changes, if any, in mining or investment policies or shifts in political attitude in Mexico, Brazil, Mongolia, the United States of America, Australia, Argentina, French Guiana or Canada may adversely affect the operations or profitability of the Mines in these countries. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, mine safety and the rewarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Any changes or unfavorable assessments with respect to (i) the validity, ownership or existence of the Entrée concessions; as well as (ii) the validity or enforceability of Entrée’s joint venture agreement with Oyu Tolgoi LLC may adversely affect the Company’s profitability or profits realized under the Entrée Gold Stream. The Serra Pelada Gold Stream cash flow or profitability may be adversely impacted if the Cooperative de Mineracao dos Garimpeiros de Serra Pelada, which hold a 25% interest in the Serra Pelada Mine, continue to take unfavorable actions. In addition, Colossus’ Brazilian subsidiary has payables in excess of $30 million and accordingly, there is a risk that they may be unable to repay their debts, resulting in insolvency and loss any rights to the Serra Pelada Mine. A failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Mines.

Income Taxes

The Company has a subsidiary in Barbados, Sandstorm Gold Bank Limited, which entered into Gold Streams in connection with the Aurizona, Karma, and Santa Elena transactions. No assurance can be given that new taxation rules will not be enacted or that existing rules will not be applied in a manner which could result in the Company’s past and future profits being subject to increased levels of income tax. The Company’s international transactions have not yet been reviewed by the Canada Revenue Agency, and should such transactions be reviewed no assurances can be given that the tax matters will be resolved favorably. The Company’s Gold Streams and royalties in connection with Serra Pelada, Black Fox, Ming, Defector, Hugo North Extension and Heruga, MWS, Bachelor Lake, Mt. Hamilton, Prairie Creek and Bracemac-McLeod transactions have been entered into directly by Canadian based subsidiaries and will therefore, be subject to Canadian, and/or U.S. taxation, as the case may be. The Gualcamayo NSR was entered into through an Argentinian subsidiary and therefore, may subject to Canadian, and/or Argentinian taxation, as the case may be. The Emigrant Springs NSR was entered into through a US subsidiary and therefore, may be subject to Canadian, and/or US taxation, as the case may be.

24

Gold Prices

The price of the common shares, warrants, and the Company’s financial results may be significantly adversely affected by a decline in the price of gold. The price of gold fluctuates widely, especially in recent years, and is affected by numerous factors beyond the Company’s control, including but not limited to, the sale or purchase of gold by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold-producing countries throughout the world. In the event that the prevailing market price of gold is less than $509 per ounce in the case of the Black Fox Gold Stream, $500 per ounce in the case of the Bachelor Lake Gold Stream, $500 per ounce in the case of Deflector Gold Stream, $404 per ounce in the case of the Aurizona Gold Stream, $354 or $450 per ounce in the case of the Santa Elena Gold Stream, and $220 per ounce in the case of the Hugo North Extension and Heruga Gold Stream, the purchase price will be the then prevailing market price per ounce of gold and the Company will not generate positive cash flow or earnings on those Gold Streams. Furthermore, if the gold price drops below the cost of producing gold at the Mines, then the Mines may not produce any gold. As a result, the Company will not be entitled to purchase any gold.

Solvency Risk

The price of the common shares and the Company’s financial results may be significantly affected by the Mines operators’ ability to continue as a going concern and have access to capital. The lack of access to capital could result in these companies entering bankruptcy proceedings and as a result, Sandstorm may not be able to realize any value from its respective streams or royalties.

Other

Critical Accounting Estimates

The preparation of condensed consolidated interim financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the condensed consolidated interim financial statements, and the reported amounts of revenues and expenditures during the periods presented. Note 3 of the Company’s 2013 annual consolidated financial statements describes all of the significant accounting policies as well as the significant judgment and estimates.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and the Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company’s system of disclosure controls and procedures includes, but is not limited to, the Disclosure Policy, the Code of Conduct, the Stock Trading Policy, Corporate Governance, the effective functioning of the Audit Committee and procedures in place to systematically identify matters warranting consideration of disclosure by the Audit Committee.

25

As at the end of the period covered by this Management’s Discussion and Analysis, management of the Company, with the participation of Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by applicable rules of the Canadian Securities Administrators (or Canadian securities regulatory authorities). The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of the end of the period covered by this management’s discussion and analysis, the disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) were effective to provide reasonable assurance that information required to be disclosed in the Company’s interim filings and other reports filed or submitted under applicable securities laws, is recorded, processed, summarized and reported within time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS.

The Company’s internal control over financial reporting includes:

•	maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;
•	providing reasonable assurance that transactions are recorded as necessary for preparation of the condensed consolidated interim financial statements in accordance with IFRS as issued by the IASB;
•	providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and
•	providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company’s condensed consolidated interim financial statements would be prevented or detected on a timely basis.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

During the nine months ended September 30, 2014, there were no changes in the Company’s internal control over financial reporting that materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

26

During the nine months ended September 30, 2014, the Company acquired 100% of the common shares of Sandstorm Metals & Energy and as such the Company has excluded from its assessment the internal control over financial reporting of Sandstorm Metals & Energy. Sandstorm Metals & Energy’s financial statements constitute 9% and 10% of net and total assets, and 4% of total revenue and 4% of net income of the consolidated financial statement amounts as of and for the nine month period ended September 30, 2014.

Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

27

FORWARD LOOKING STATEMENTS

This MD&A and any exhibits attached hereto and incorporated herein, if any, contain “forward-looking statements”, within the meaning of the U.S. Securities Act of 1933, as amended, the U.S. Securities exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian and other securities legislation, concerning the business, operations and financial performance and condition of Sandstorm. Forward-looking information is provided as of the date of this MD&A and Sandstorm does not intend, and does not assume any obligation, to update this forward-looking information, except as required by law.

Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking information is based on reasonable assumptions that have been made by Sandstorm as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; delays in the construction of the Serra Pelada Mine, Ming Mine, the Deflector Project, the Karm Project, the Gualcamayo Mine, the Emigrant Springs Mine, MWS, the Hugo North Extension and Heruga deposits, the mines underlying the Premier Royalty portfolio of royalties, the Bachelor Lake Mine, Mt. Hamilton mine, the Prairie Creek Project or the Bracemac-McLeod Mine; the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of minerals; industry conditions, including fluctuations in the price of metals, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Sandstorm; stock market volatility; competition; as well as those factors discussed in the section entitled “Risks to Sandstorm” herein and those risks described in the section entitled “Risk Factors” contained in Sandstorm’s most recent Annual Information Form for the year ended December 31, 2013 available at www.sedar.com and www.sec.gov and incorporated by reference herein.

Forward-looking information in this MD&A includes, among other things, disclosure regarding: Sandstorm’s existing 10 Gold Streams and 36 royalties as well as its future outlook, the mineral reserve and mineral resource estimates for each of the Aurizona Mine, the Serra Pelada Mine, the Gualcamayo Mine, the Emigrant Springs Mine, MWS, the Santa Elena Mine, the Ming Mine, the Black Fox Mine, the Deflector Project, the Hugo North Extension and Heruga deposits, the Karma Project, the mines underlying the Premier Royalty portfolio of royalties, the Bachelor Lake Mine, the Mt. Hamilton Mine, the Prairie Creek Project and the Bracemac-McLeod Mine. Forward-looking information is based on assumptions management believes to be reasonable, including but not limited to the continued operation of the mining operations from which Sandstorm will purchase gold, no material adverse change in the market price of commodities, that the mining operations will operate in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out therein.

Although Sandstorm has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information.

28

SANDSTORM GOLD LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Q3 / 2014

(Unaudited)

29

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Unaudited)

Expressed in U.S. dollars ($000s)	Note	September 30, 2014	December 31, 2013
ASSETS
Current
Cash and cash equivalents		$91,131	$98,936
Trade receivables and other		4,328	2,625
		$95,459	$101,561
Non-current
Mineral interests and royalties	5	264,841	237,940
Investments	6	34,911	12,989
Deferred financing costs		2,241	1,631
Loans receivable	5 (b)	21,155	10,302
Deferred income tax assets		25,440	14,414
Receivables and other		1,321	866
Total assets		$445,368	$379,703

LIABILITIES
Current
Trade and other payables		$3,538	$2,306
Common share purchase warrants - Premier Royalty		-	$1,127
Promissory note	4	2,202	-
		$5,740	$3,433
Non-current
Deferred income tax liabilities		6,161	6,134
		$11,901	$9,567

EQUITY
Share capital	7	$456,493	$383,082
Reserves	7	21,230	28,188
Deficit		(20,478)	(29,385)
Accumulated other comprehensive loss		(23,778)	(11,749)
		$433,467	$370,136
Total liabilities and equity		$445,368	$379,703

Contractual obligations (Note 12)

ON BEHALF OF THE BOARD:     “Nolan Watson”, Director      “David DeWitt”, Director

- The accompanying notes are an integral part of these consolidated financial statements -

30

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME (Loss)

(Unaudited)

Expressed in U.S. dollars ($000s)

	Note	3 Months Ended Sep. 30, 2014	3 Months Ended Sep. 30, 2013 (note 2c)	9 Months Ended Sep. 30, 2014	9 Months Ended Sep. 30, 2013 (note 2c)
Sales	13	$11,571	$12,671	$34,227	$37,284
Royalty revenue	13	3,988	2,681	9,779	6,785
		$15,559	$15,352	$44,006	$44,069

Cost of sales, excluding depletion		3,780	4,118	11,171	10,900
Depletion		8,209	6,170	21,013	17,023
Total cost of sales		$11,989	$10,288	$32,184	$27,923
		-
Gross profit		3,570	$5,064	$11,822	$16,146

Expenses and other (income)
Administration expenses [1]	9	2,052	$3,622	$5,416	$9,747
Project evaluation		49	1,011	366	1,891
Foreign exchange (gain) loss		(1,096)	(32)	(1,099)	193
Loss (gain) on revaluation of investments	6	343	(480)	289	912
Finance income		(371)	(329)	(1,506)	(735)
Finance expense		340	310	997	935
Other expenses		-	-	-	216
Gain on bargain purchase	4	-	-	(2,565)	-
Mineral interest impairment	5	-	3,166	1,215	3,166
Goodwill impairment		-	-	-	35,809
Income (loss) before taxes		$2,253	$(2,204)	$8,709	$(35,988)

Income tax expense(recovery)	8	177	(286)	(198)	(1,222)
Net income (loss) for the period		$2,076	$(1,918)	$8,907	$(34,766)

Net income (loss) attributable to
Shareholders of Sandstorm Gold Ltd.		2,076	(1,446)	8,907	(33,889)
Non-controlling interests		-	(472)	-	(877)
Net income (loss) for the period		2,076	(1,918)	$8,907	(34,766)

Basic earnings (loss) per share		$0.02	$(0.02)	$0.08	$(0.36)
Diluted earnings (loss) per share		$0.02	$(0.02)	$0.07	$(0.36)

Weighted average number of common shares outstanding
Basic	7 (e)	117,573,079	94,690,755	111,169,043	92,877,369
Diluted	7 (e)	118,998,596	94,690,755	119,825,223	92,877,369
[1] Equity settled stock based compensation (a non-cash item) is included in administration expenses		488	1,425	1,337	3,663

- The accompanying notes are an integral part of these condensed consolidated interim financial statements -

31

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME (loss)

(Unaudited)

Expressed in U.S. dollars ($000s)

	Note	3 Months Ended Sep. 30, 2014	3 Months Ended Sep. 30, 2013	9 Months Ended Sep. 30, 2014	9 Months Ended Sep. 30, 2013
Net income (loss) for the period		$2,076	$(1,918)	$8,907	$(34,766)

Other comprehensive (loss) income for the period
Items that may subsequently be reclassified to net income (loss):
Currency translation differences		(3,302)	1,378	(4,311)	(2,852)
Items that will not subsequently be reclassified to net income (loss):
Unrealized loss on investments	6	(9,585)	(3,824)	(7,718)	(9,451)
Total other comprehensive loss for the period		(12,887)	(2,446)	$(12,029)	(12,303)
Total comprehensive loss for the period		$(10,811)	$(4,364)	$(3,122)	$(47,069)

Total other comprehensive loss attributable to:
Shareholders of Sandstorm Gold Ltd.		(12,887)	(3,004)	(12,029)	(11,148)
Non-controlling interests		-	558	-	(1,155)
		$(12,887)	$(2,446)	$(12,029)	$(12,303)

Total comprehensive (loss) income attributable to:
Shareholders of Sandstorm Gold Ltd.		(10,811)	(4,450)	(3,122)	(45,037)
Non-controlling interests		-	86	-	(2,032)
Total comprehensive loss for the period		$(10,811)	$(4,364)	$(3,122)	$(47,069)

- The accompanying notes are an integral part of these condensed consolidated interim financial statements -

32

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Unaudited)

Expressed in U.S. dollars ($000s)

Cash flow from (used in):	Note	3 Months Ended Sep. 30, 2014	3 Months Ended Sep. 30, 2013	9 Months Ended Sep. 30, 2014	9 Months Ended Sep. 30, 2013
Operating activities
Net income (loss) for the period		$2,076	$(1,918)	$8,907	$(34,766)
Items not affecting cash:		-
» Goodwill impairment		-	-	-	35,809
» Gain on bargain purchase	4		-	(2,565)	-
» Mineral interest impairment	5		3,166	1,215	3,166
» Depletion and depreciation and financing amortization		8,574	6,340	21,489	17,575
» Deferred income tax recovery		(176)	(1,075)	(1,115)	(2,309)
» Share-based payment		488	1,425	1,337	3,663
» Loss (gain) on revaluation of investments	6	328	(497)	289	907
» Unrealized foreign exchange loss (gain)		(1,164)	-	(1,220)	273
» Interest on loan receivable		-	-	(853)	-
Changes in non-cash working capital	10	(164)	1,136	(1,110)	(236)
		$9,962	$8,577	$26,374	$24,082
Investing activities
Acquisition of mineral interests and royalties	5	(9,740)	(2,885)	(21,186)	(68,202)
Acquisition of investments and other assets	6	(18,176)	(1,657)	(25,575)	(16,283)
Funds received from promissory note		-	-	-	15,000
Loan issuance	6	-	(10,000)	(12,893)	(10,000)
Acquisition of Sandstorm Metals & Energy Ltd., net of cash acquired of $4.1M	4	-	-	(6,242)	-
Acquisition of Premier Royalty, net of cash acquired of $39.9M		-	-	-	14,099
		$(27,916)	$(14,542)	$(65,896)	$(65,386)
Financing activities
Proceeds on exercise of warrants and options	7	479	5,351	34,937	10,948
Redemption of common share purchase warrants- Premier Royalty		(1,164)	-	(1,164)	-
Share issue and deferred financing costs		(910)	(76)	(1,000)	(1,605)
		$(1,595)	$5,275	$32,773	$9,343
Effect of exchange rate changes on cash and cash equivalents		(707)	235	(1,056)	(1,809)
Net decrease in cash and cash equivalents		$(20,256)	$(455)	(7,805)	$(33,770)
Cash and cash equivalents – beginning of the period		111,387	94,044	98,936	127,359
Cash and cash equivalents – end of the period		$91,131	$93,589	$91,131	$93,589

Cash and cash equivalents, at the end of the period
Cash at bank		$25,404	$54,842	$25,404	$54,842
Short-term deposit		$65,727	$38,747	$65,727	$38,747

Supplemental cash flow information (note 10)

- The accompanying notes are an integral part of these condensed consolidated interim financial statements -

33

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(Unaudited)

Expressed in U.S. dollars ($000s)

		Share Capital		Reserves
	Note	Number	Amount	Share Options	Share Purchase Warrants	Retained Earnings (Deficit)	Accumulated Other Compre- hensive Income (Loss)	Non-controlling interest	Total
At January 1, 2013		86,009,888	281,495	4,139	22,713	$27,669	$164	$-	$336,180
Shares issued on exercise of warrants	7 (c)	3,608,669	13,334	-	(2,508)	-	-	-	10,826
Options exercised	7 (b)	36,500	130	(8)	-	-	-	-	122
Special Warrants issued on acquisition of Premier Royalty		-	-	-	64,394	-	-	39,974	104,368
Shares issued on exercise of Special Warrants		5,604,278	64,394	-	(64,394)	-	-	-	-
Share issue costs (net of tax of $222)		-	(30)	-	-	-	-	-	(30)
Share based payment		-	-	3,038	-	-	-	625	3,663
Dilution of controlling interest in Premier Royalty		-	-	-	-	-	-	1,362	1,362
Net loss for the period		-	-	-	-	(33,889)	-	(877)	(34,766)
Other comprehensive loss		-	-	-		-	(11,148)	(1,154)	(12,302)
At September 30, 2013		95,259,335	$359,323	$7,169	$20,205	$(6,220)	$(10,984)	$39,930	$409,423
Shares issued on exercise of warrants	7 (c)	144,360	534	-	(100)	-	-	-	434
Dilution of controlling interest in Premier Royalty		-	-	-	-	-	-	5	5
Acquisition of non-controlling interest of Premier Royalty		4,618,109	23,256	-	-	16,698	-	(39,954)	-
Share issue costs (net of tax of $211)		-	(105)	-	-	-	-	-	(105)
Vesting of restricted stock rights		6,334	74	(74)	-	-	-	-	-
Share based payment		-	-	988	—	-	-	19	1,007
Net loss for the period		-	-	-	-	(39,863)	-	-	(39,863)
Other comprehensive loss		-	-	-	-	-	(765)		(765)
At December 31, 2013		100,028,138	$383,082	$8,083	$20,105	$(29,385)	$(11,749)	$-	$370,136

- The accompanying notes are an integral part of these condensed consolidated interim financial statements -

34

Continued

Expressed in U.S. dollars ($000s)

		Share Capital		Reserves
	Note	Number	Amount	Share Options	Share Purchase Warrants	Retained Earnings (Deficit)	Accumulated Other Compre- hensive Income (Loss)	Non-controlling interest	Total
At December 31, 2013		100,028,138	$383,082	$8,083	$20,105	$(29,385)	$(11,749)	$-	$370,136
Shares issued on exercise of warrants	7 (c)	11,041,020	40,906	-	(7,690)	-	-	-	33,216
Options exercised	7 (b)	862,000	1,934	(214)	-	-	-	-	1,720
Exercise of restricted stock rights		28,213	328	(328)	-	-	-	-	-
Share issue costs		-	(27)	-	-	-	-	-	(27)
Share based payment		-	-	1,337	-	-	-	-	1,337
Expiration of unexercised warrants		-	192	-	(192)	-	-	-	-
Shares issued on acquisition of Sandstorm Metals & Energy Ltd.	4	5,698,216	30,078	-	-	-	-	-	30,078
Issuance of replacement equity awards		-	-	129	-	-	-	-	129
Net income for the period		-	-	-	-	8,907	-	-	8,907
Other comprehensive loss		-	-	-	-	-	(12,029)	-	(12,029)
At September 30, 2014		117,657,587	$456,493	$9,007	$12,223	$(20,478)	$(23,778)	$-	$433,467

- The accompanying notes are an integral part of these condensed consolidated interim financial statements -

35

Notes To The Condensed Consolidated Interim Financial Statements

September 30, 2014

Expressed in U.S. dollars

(Unaudited)

1.	Nature Of Operations

Sandstorm Gold Ltd. was incorporated under the Business Corporations Act of British Columbia on March 23, 2007. Sandstorm Gold Ltd. and its subsidiary entities ("Sandstorm" or the "Company") is a resource-based company that seeks to acquire gold and other precious metal purchase agreements (“Gold Streams”) and royalties from companies that have advanced stage development projects or operating mines. In return for making an upfront payment to acquire a Gold Stream, Sandstorm receives the right to purchase, at a fixed price per unit, a percentage of a mine’s production for the life of the mine.

The head office, principal address and registered office of the Company are located at Suite 1400, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors of the Company on November 12, 2014.

2.	Basis of Presentation

A.	Statement of Compliance

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Accounting Standards (“IAS”) 34 Interim Financial Reporting using accounting policies in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). These condensed consolidated interim financial statements have been prepared on the basis of accounting policies and methods of computation consistent with those applied in the Company’s annual December 31, 2013 consolidated financial statements.

B.	Basis of Presentation

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at fair value.

The condensed consolidated interim financial statements are presented in United States dollars, and all values are rounded to the nearest thousand except as otherwise indicated.

36

C.	Premier Royalty Purchase Price Allocation Adjustment

In January 2013, the Company acquired a 59.9% interest in Premier Royalty Inc. During the nine month period ended September 30, 2013, the Company recognized a goodwill impairment of $30.0 million and a loss on the revaluation of warrants of for the three and nine month periods ended September 30, 2014 of $0.3 million and $3.6 million, respectively. The comparative figures have been adjusted to reflect the impact of finalizing the purchase price allocation. This adjustment resulted in the following changes: non-controlling interest recognized on acquisition was increased by $2.8 million and the goodwill impairment was increased by $5.9 million for the nine month period ended September 30, 2014, and the loss on the revaluation of warrants was decreased by $0.1 million and $2.5 million for the three and nine month periods ended September 30, 2013.

3.	Financial Instruments

A.	Fair Value Estimation

The fair value hierarchy establishes three levels to classify the inputs of valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1 | Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Investments in common shares and warrants held that have direct listings on an exchange are classified as Level 1.

Level 2 | Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liabilities. Investments in warrants and convertible debt instruments held that are not listed on an exchange are classified as Level 2.

Level 3 | Prices or valuation techniques that require inputs that are both significant to fair value measurement and unobservable (supported by little or no market activity).

The following table sets forth the Company's financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

In $000s	Total	Quoted prices in active markets for identical assets (Level1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)
Long-term investments – common shares held	$24,728	$24,728	$-	$-
Long-term investments – convertible debt	10,183	-	10,183	-
	$34,911	$24,728	$10,183	$-

37

The fair value of the Company's other financial instruments which include cash and cash equivalents, trade receivables and other, loans receivable, and trade and other payables approximate their carrying values at September 30, 2014.

B.	Credit Risk

The Company’s credit risk is limited to cash and cash equivalents, trade receivables and other, loans receivable, and receivables and other in the ordinary course of business. The Company sells gold exclusively to large corporations with strong credit ratings. The Company is subject to the credit risk of the counterparties who own and operate the mines underlying Sandstorm’s royalty portfolio. The Company’s $20.0 million loan to Luna and accrued interest is subject to Luna’s credit risk.

C.	Currency Risk

Financial instruments that impact the Company’s net income (loss) or other comprehensive income (loss) due to currency fluctuations include: cash and cash equivalents, trade receivables and other, investments and trade and other payables denominated in Canadian dollars. Based on the Company's Canadian dollar denominated monetary assets and monetary liabilities at September 30, 2014, a 10% increase (decrease) of the value of the Canadian dollar relative to the United States dollar would increase (decrease) net income (loss) by $0.7 million and other comprehensive income (loss) by $2.7 million, respectively.

4.	ACQUISITION OF SANDSTORM METALS & ENERGY Ltd.

On May 29, 2014, the Company closed its previously announced plan of arrangement (“Arrangement Agreement”) pursuant to which it acquired 100% of the outstanding common shares of Sandstorm Metals & Energy Ltd. (Sandstorm Metals & Energy”).

As contemplated in the Arrangement Agreement, the shareholders of Sandstorm Metals & Energy, other than Sandstorm Gold, received common shares of Sandstorm Gold (the “Sandstorm Gold Shares”) on the basis of 0.178 of a Sandstorm Gold Share plus C$0.35 of cash for each Sandstorm Metals & Energy common share held.

In accordance with IFRS 3 – Business Combinations, the total consideration of $43.8 million, consisting of: (i) $10.3 million cash; (ii) $30.1 million representing the value of the Sandstorm Gold common shares issued (based on the May 29, 2014 closing price); and (iii) $3.4 million of Sandstorm Metals & Energy common shares previously owned by the Company and other consideration was allocated to the identifiable assets acquired and liabilities assumed as follows:

38

Acquisition price:
Sandstorm Gold common shares issued	$30,078
Sandstorm Metals & Energy common shares owned by Sandstorm Gold	3,310
Cash paid	10,310
Conversion of previously issued Sandstorm Metals & Energy RSUs	129
$43,827

Allocation of acquisition costs:
Cash and cash equivalents	$4,068
Trade receivables and other	909
Mineral interests and royalties	29,817
Investments	5,259
Deferred income tax assets	9,616
Other	108
Trade and other payables	(1,185)
Promissory note	(2,200)
Gain on bargain purchase	(2,565)
$43,827

Sandstorm Gold has estimated the fair value of the assets acquired to be equal to their carrying value except for certain trade receivables and other balances and the mineral interest and royalties which were estimated to have a fair value of $0.9 million and $29.8 million respectively. The excess of the total fair value of the identifiable assets acquired and the liabilities assumed over the total consideration has been recorded as a gain on bargain purchase of $2.6 million.

The allocation of the purchase price is based on preliminary estimates and has not been finalized. The Company is currently in the process of determining the fair values of identifiable assets acquired and liabilities assumed, measuring the associated deferred income tax assets and liabilities and potential goodwill. The actual fair values of the assets and liabilities may differ materially from the amounts disclosed in the preliminary purchase price allocation and are subject to change.

Included in total revenue and net income for the three and nine month period ended September 30, 2014 is $1.1 million and $1.5 million and a net loss of $0.2 million and net income of $2.2 million, respectively, attributable to the results of Sandstorm Metals & Energy from the date of acquisition. Had the acquisition of Sandstorm Metals & Energy been effected on January 1, 2014, the consolidated revenue and net income for the nine month period would have been $45.5 million and $6.6 million, respectively.

The acquisition allows management to focus all of its future time and attention on acquiring Gold Streams and royalties. The acquisition of Sandstorm Metals & Energy also provides Sandstorm Gold shareholders with annual royalty revenue from operating mines as well as royalties on advanced exploration and development assets including Canadian Zinc’s Prairie Creek Project and Entrée’s Hugo North Extension and Heruga deposits. The acquisition resulted in a gain on bargain purchase as the Company has recognized the benefit of Sandstorm Metals & Energy’s non-capital loss carry forwards available for tax purposes.

39

5.	Mineral Interests and Royalties

A.	Carrying Amount

As of and for the nine months ended September 30, 2014:

	Cost					Accumulated Depletion
In $000s	Opening	Additions	Impairment	Foreign exchange translation	Ending	Opening	Depletion	Inventory Depletion Adjustment	Ending	Carrying Amount
Aurizona, Brazil	25,820	1,528	-	-	27,348	4,293	1,102	-	5,395	21,953
Bachelor Lake, Canada	22,671	-	-	-	22,671	4,917	4,542	-	9,459	13,212
Black Fox, Canada	37,758	-	-	-	37,758	13,916	3,100	-	17,016	20,742
Hugo North Extension and Heruga, Mongolia	37,580	4,913	-	-	42,493	-	-	-	-	42,493
Karma Gold Project, Burkina Faso	-	9,250	-	-	9,250	-	-	-	-	9,250
Ming, Canada	20,068	-	-	-	20,068	4,017	1,255	-	5,272	14,796
Santa Elena, Mexico	13,342	10,000	-	-	23,342	7,731	2,398	-	10,129	13,213
Royalties[1]	114,485	22,992	(1,215)	(2,149)	134,113	8,515	8,460	-	16,975	117,138
Other [2]	10,345	2,595	-	-	12,940	740	156	-	896	12,044
Total	282,069	51,278	(1,215)	(2,149)	329,983	44,129	20,013	-	65,142	264,841
[1]	Includes Bracemac-McLeod, Coringa, Mt. Hamilton, Paul Isnard, Prairie Creek, Ann Mason, and Premier Royalty interests.
2	Includes Deflector and Summit.

40

As of and for the year ended December 31, 2013

	Cost					Accumulated Depletion
In $000s	Opening	Additions	Impairment	Foreign exchange translation	Ending	Opening	Depletion	Inventory Depletion Adjustment	Ending	Carrying Amount
Aurizona, Brazil	21,500	4,320	-	-	25,820	3,026	1,267	-	4,293	21,527
Bachelor Lake, Canada	22,171	500	-	-	22,671	652	4,315	(50)	4,917	17,754
Black Fox, Canada	37,758	-	-	-	37,758	8,299	5,645	(28)	13,916	23,842
Hugo North Extension and Heruga, Mongolia	-	37,580	-	-	37,580	-	-	-	-	37,580
Ming, Canada	20,068	-	-	-	20,068	3,145	872	-	4,017	16,051
Santa Elena, Mexico	13,342	-	-	-	13,342	4,405	3,324	-	7,731	5,611
Royalties[1]	86,154	86,131	(55,370)	(2,430)	114,485	-	8,515	-	8,515	105,970
Other [2]	4,277	6,068			10,345	740	-	-	740	9,605
Total	205,270	134,599	(55,370)	(2,430)	282,069	20,269	23,938	(78)	44,129	237,940

1 Includes Bracemac-McLeod, Coringa, Mt. Hamilton, Paul Isnard, Prairie Creek, Ann Mason, and Premier Royalty interests.

2 Includes Deflector and Summit.

B.	Acquisitions and Update

ACQUISITION | Santa Elena

The Company has a Gold Stream to purchase 20% of the life of mine gold produced from SilverCrest Mines Inc.’s (“SilverCrest”) open-pit and underground Santa Elena mine, located in Mexico (the “Santa Elena Mine”), for a per ounce cash payment equal to (i) the lesser of $355 and the then prevailing market price of gold for the open-pit mine and (ii) the lesser of $354 and the then prevailing market price of gold until 50,000 ounces of gold have been delivered to Sandstorm (inclusive of ounces already received from open-pit production), at which time the on-going per ounce payments will increase to the lesser of $450 and the then prevailing market price of gold for the underground mine.

During the three months ended March 31, 2014, the Company received official notification of SilverCrest’s intention to develop an underground mine and milling operation. As contemplated in the original purchase agreement, Sandstorm exercised its option to purchase an amount equal to 20% of the gold produced from the Santa Elena underground mine. In consideration, Sandstorm made an upfront payment of $10.0 million during the three months ended March 31, 2014.

41

ACQUISITION | Karma Project

On August 11, 2014, Sandstorm entered into a Gold Stream agreement which entitles the Company to purchase 25,000 ounces of gold over a five year period and thereafter 1.625% of the gold produced from True Gold Mining Inc.’s (“True Gold”) open-pit heap leach Karma gold mine located in Burkina Faso, West Africa (“Karma” or the “Karma Project”) for on-going per ounce cash payment equal to 20% of the spot price of the gold.

The Gold Stream, which on a gross basis requires True Gold to deliver 100,000 ounces of gold over a five year period starting March 31, 2016 and thereafter 6.5% of the equivalent gold production at the Karma Project, is being syndicated between Franco-Nevada Corp. (“Franco-Nevada”) and Sandstorm (the “Stream Syndicate”). Franco-Nevada will be providing 75% of the funding and Sandstorm will be providing the remaining 25% of the funding. In consideration for acquiring the Gold Stream, the Stream Syndicate will make a payment of $100 million. During the three months ended September 30, 2014, Sandstorm remitted $9.3 million of its commitment to fund $25 million of the upfront payment. In addition, the Stream Syndicate has provided True Gold with an 18 month option to increase funding by up to $20 million (the “Increase Option”) in exchange for eight quarterly deliveries totaling 30,000 ounces of gold, or the pro-rata portion of the amount drawn thereunder, starting 18 months from when the first tranche under the Increase Option is drawn down.

UPDATE | Aurizona Mine

The Company has paid $6.2 million and will contribute another $3.8 million in capital towards the phase one production expansion project (“Phase 1 Expansion”) at Luna Gold Corp.'s (“Luna”) open-pit Aurizona mine (“Aurizona Mine”). Sandstorm’s contribution will be equal to 17% of the capital costs incurred by Luna towards the Phase 1 Expansion to a maximum contribution of $10.0 million.

In accordance with its previously announced commitment, the Company remitted a $20.0 million loan to Luna (whereby $10.0 million was advanced in 2013 and the remaining $10.0 million commitment was remitted in April 2014). The non-revolving loan is subject to interest at a rate of 12% per annum, subject to certain conditions, and will mature on June 30, 2017.

UPDATE |  Royalties (Bracemac-McLeod)

As a part of the fair value assessment of Sandstorm Metals & Energy’s assets for the purpose of the business combination (note 4), the Company reviewed the fair value of the Bracemac-McLeod Royalty. As result of this assessment, the Company recorded an impairment charge of $1.2 million during the three months ended June 30, 2014. The recoverable amount of the 3% NSR, for impairment assessment purposes, was determined using a discounted cash flow calculation to estimate the fair value less costs to sell. Key assumptions used in the cash flow forecast to determine the fair value included the prices of certain minerals with long term price projections of $0.85 and $2.75 for Zinc and Copper, respectively, and annual production volumes at the Bracemac-McLeod Mine of up to one million tonnes of ore for an estimated 3 to 5 year mine life.

42

6.	Investments

As of and for the nine months ended September 30, 2014:

In $000s	Fair Value December 31, 2013	Net Additions (Disposals) September 30, 2014	Fair Value Adjustment September 30, 2014	Fair Value September 30, 2014
Common shares	$8,804	$23,642	$(7,718)	$24,728
Convertible debt instrument	4,185	6,287	(289)	10,183
Total	$12,989	$29,929	$(8,007)	$34,911

During the three month period ended September 30, 2014, the Company entered into a strategic investment agreement (the “Investment Agreement”) with Luna, as part of which, Sandstorm participated in a Luna non-brokered private placement (the “Placement”). The Placement involved Sandstorm acquiring 19.5 million common shares of Luna at a price of C$1.02. When combined with the 8.5 million shares of Luna already owned by the Company, Sandstorm owns approximately 19.8% of Luna’s issued and outstanding shares.

As of and for the nine months ended September 30, 2013:

In $000s	Fair Value December 31, 2012	Net Additions (Disposals) September 30, 2013	Fair Value Adjustment September 30, 2013	Fair Value September 30, 2013
Common shares	$2,518	$15,841	$(9,451)	$8,908
Warrants	472	3,553	(3,205)	820
Convertible debt instrument	4,552	-	(157)	4,395
Total	$7,542	$19,394	$(12,813)	$14,123

7.	Share Capital and Reserves

A.	Shares Issued

The Company is authorized to issue an unlimited number of common shares without par value.

43

B.	Stock Options of the Company

The Company has an incentive stock option plan (the “Option Plan”) whereby the Company may grant share options to eligible employees, officers, directors and consultants at an exercise price, expiry date, and vesting conditions to be determined by the Board of Directors. The maximum expiry date is five years from the grant date. All options are equity settled. The Option Plan permits the issuance of options which, together with the Company's other share compensation arrangements, may not exceed 10% of the Company’s issued common shares as at the date of the grant.

A summary of the Company’s options and the changes for the period are as follows:

	Number of Options	Weighted Average Exercise Price (C$)
Options outstanding at December 31, 2012 and September 30, 2013	3,607,000	4.47
Exercised	(36,500)	3.40
Addition of outstanding Premier Royalty Options [1]	416,633	16.17
Options outstanding at December 31, 2013	3,987,133	5.70
Granted	25,000	6.03
Exercised	(862,000)	2.25
Forfeited	(35,000)	(6.31)
Options outstanding at September 30, 2014	3,115,133	6.79
[1]	The number of options and exercise price reflects the exchange ratio of one Premier Royalty share for 0.145 of a Sandstorm share.

A summary of the Company’s share purchase options as of September 30, 2014 is as follows:

Number outstanding	Exercisable	Exercise Price per Share (C$)	Expiry Date
20,000	20,000	$3.35	May 19, 2015
1,308,500	1,308,500	$3.40	November 26, 2015
66,000	66,000	$6.30	August 25, 2016
1,129,000	750,003	$6.35	November 25, 2016
402,133	402,133	$16.35	December 11, 2017
150,000	50,001	$11.78	December 21, 2017
10,875	10,875	$11.31	February 19, 2018
3,625	3,625	$10.62	March 1, 2018
25,000	-	$6.03	May 16, 2019
3,115,133	2,611,137	6.34

The weighted-average share price at date of exercise for the three and nine month periods ended September 30, 2014 were C$6.61 and C$7.06 (C$7.40 – three and nine months ended September 30, 2013). The weighted average remaining contractual life of the options for the period ended September 30, 2014 was 1.93 years (3.51 years – period ended September 30, 2013).

44

C.	Share Purchase Warrants

A summary of the Company’s warrants and the changes for the period are as follows:

	Number of Warrants on a Pre-Consolidated Basis	Shares to be Issued Upon Exercise of the Warrants
Warrants outstanding at December 31, 2012	99,786,771	23,959,354
Exercised	(18,765,151)	(3,753,029)
Addition of outstanding Premier Royalty Warrants [1]	2,283,770	2,283,770
Warrants outstanding at December 31, 2013	83,305,390	22,490,095
Exercised	(55,350,060)	(11,186,020)
Expired unexercised	(1,384,411)	(276,875)
Warrants outstanding at September 30, 2014	26,570,919	11,027,200

1 The number of warrants and exercise price reflects the exchange ratio of one Premier Royalty share for 0.145 of a Sandstorm share.

A summary of the Company’s warrants as of September 30, 2014 are as follows:

Number of Warrants on a Pre-consolidated Basis		Pre-Consolidated Exercise Price Per Warrant	Number of Warrants on a Post-Consolidated Basis	Post-Consolidated Exercise Price Per Warrant	Shares to be Issued Upon Exercise of the Warrants	Adjusted Exercise Price Per Share	Expiry Date
SSL.WT.C	-	-	238,344	$13.79	238,344	$13.79	Oct. 7, 2014
	-	-	563,303	$12.07	563,303	$12.07	Dec. 4, 2014
	-	-	108,750	$13.79	108,750	$13.79	Jan. 17, 2015
SSL.WT.A	19,429,649	$1.00	-	-	3,885,930	$5.00	Oct. 19, 2015
	-	-	1,155,873	$13.79	1,155,873	$13.79	Dec. 4, 2016
	-	-	72,500	$17.24	72,500	$17.24	Feb. 28, 2016
SSL.WT.B	-	-	5,002,500	$14.00	5,002,500	$14.00	Sep. 7, 2017
	19,429,649		7,141,270		11,027,200

D.	Restricted Share Rights (“RSRs”)

On April 4, 2011, the Company adopted a restricted share plan (the “Restricted Share Plan”) whereby the Company may grant restricted share rights to eligible employees, officers, directors and consultants at an expiry date to be determined by the Board of Directors. Each restricted share right entitles the holder to receive a common share of the Company without any further consideration. The Restricted Share Plan permits the issuance of up to a maximum of 2,800,000 RSRs.

45

During the year ended December 31, 2013, the Company granted 141,600 RSRs with a fair value of $0.7 million, a three to five year vesting term, and a weighted average grant date fair value of C$4.93 per unit. During the three month period ended June 30, 2014, the Company granted 25,000 RSRs with a fair value of $0.1 million, a three year vesting term, and a weighted average grant date fair value of C$6.03 per unit.

As contemplated in the Arrangement Agreement (note 4), each holder of a Sandstorm Metals & Energy restricted share right exchanged for such number of Sandstorm Gold RSRs as to have an equal fair market value immediately following the consummation of the Arrangement Agreement. As such, the Company granted 49,467 RSRs with a fair value of $0.3 million, with a 1 to 2 year vesting term, and a weighted average grant date fair value of C$5.66 per unit. As part of the Arrangement Agreement, Sandstorm Metals & Energy entered into stock option cancellation agreements with the Sandstorm Metals & Energy Option holders whereby all outstanding Sandstorm Metals & Energy Options were canceled upon approval and consummation of the Arrangement Agreement.

E.	Diluted Earnings (Loss) Per Share

Diluted earnings (loss) per share is calculated based on the following:

In $000s	3 Months Ended Sep. 30, 2014	3 Months Ended Sep. 30, 2013	9 Months Ended Sep. 30, 2014	9 Months Ended Sep. 30, 2013
Net income (loss) attributable to Shareholders of Sandstorm	$2,076	$(1,446)	$8,907	$(33,889)

Basic weighted average number of shares [1]	117,573,079	94,690,755	111,169,043	92,877,369
Effect of dilutive securities
Stock options	769,040		1,454,401	-
Warrants	619,804		7,163,918	-
Restricted share rights	36,673		37,861	-
Diluted weighted average number of common shares	118,998,596	94,690,755	119,825,223	92,877,369

1. The basic weighted average number of shares outstanding for the three months ended September 30, 2013 includes the issued Special Warrants from the date of issuance.

The following table lists the number of stock options, warrants and RSRs excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares of C$6.46 and C$6.23 during the three and nine month periods ended September 30, 2014 respectively. For the comparative three and nine month periods ending September 30, 2013, the Company was in a net loss position; however, the following lists the stock options and share purchase warrants that would have been included in the computation of diluted weighted average number of common shares if the Company had net earnings for the periods ended September 30, 2013 as they would have been dilutive:

46

	3 Months Ended Sep. 30, 2014	3 Months Ended Sep. 30, 2013	9 Months Ended Sep. 30, 2014	9 Months Ended Sep. 30, 2013
Stock Options	566,633	1,155,426	1,796,633	1,709,750
Warrants	7,286,270	6,652,165	7,286,270	9,812,654
RSRs	294,332	-	314,666	-

8.	Income Taxes

The income tax expense (recovery) differs from the amount that would result from applying the federal and provincial income tax rate to the net income before income taxes.

These differences result from the following items:

In $000s	3 Months Ended Sep. 30, 2014	3 Months Ended Sep. 30, 2013	9 Months Ended Sep. 30, 2014	9 Months Ended Sep. 30, 2013
Income (loss) before income taxes	$2,253	$(2,204)	$8,709	$(35,988)
Canadian federal and provincial income tax rates	26.0%	26.0%	26.0%	25.8%
Income tax expense (recovery) based on the above rates	$586	$(573)	$2,264	$(9,285)
Increase (decrease) due to:
Non-deductible expenses	126	632	348	1,270
Permanent difference for goodwill impairment	-	-	-	9,239
Permanent difference for gain on bargain purchase	-	-	(667)	-
Difference between statutory and foreign tax rates	(601)	(792)	(1,726)	(2,800)
Other	66	$447	(417)	354
Income tax expense (recovery)	$177	$(286)	$(198)	$(1,222)

47

9.	Administration Expenses

The administration expenses for the Company are as follows:

In $000s	3 Months Ended Sep. 30, 2014	3 Months Ended Sep. 30, 2013	9 Months Ended Sep. 30, 2014	9 Months Ended Sep. 30, 2013
Corporate administration	$487	$918	$1,055	$3,333
Employee benefits and salaries	800	771	2,374	1,881
Professional fees	243	387	521	680
Severance	-	87	-	87
Depreciation	34	34	129	103
Administration expenses before share based compensation	$1,564	$2,197	$4,079	$6,084

Equity settled share based compensation (a non-cash expense)	488	940	1,337	3,178
Accelerated share-based payments arising on termination (a non-cash expense)	-	485	-	485
Total administration expenses	$2,052	$3,622	$5,416	$9,747

10.	Supplemental Cash Flow Information

In $000s	3 Months Ended Sep. 30, 2014	3 Months Ended Sep. 30, 2013	9 Months Ended Sep. 30, 2014	9 Months Ended Sep. 30, 2013
Change in non-cash working capital:
Trade receivables and other	$212	$1,044	$(1,638)	$185
Inventory	$275	(629)	-	(565)
Trade and other payables	(651)	721	528	144
Net increase (decrease) in cash	$(164)	$1,136	$(1,110)	$(236)
Significant non-cash transactions:
Issuance of Special Warrants of the Company for acquisition of Premier Royalty	$-	$-	$-	$64,394

11.	Key Management Compensation

The remuneration of directors and those persons having authority and responsibility for planning, directing and controlling activities of the Company are as follows:

In $000s	3 Months Ended Sep. 30, 2014	3 Months Ended Sep. 30, 2013	9 Months Ended Sep. 30, 2014	9 Months Ended Sep. 30, 2013
Short-term employee salaries and benefits	$591	$424	$1,670	$1,285
Share-based payments	$390	526	1,123	2,262
Accelerated share-based payments arising on termination and other severance costs	-	573	-	573
Total key management compensation expense	$981	$1,523	$2,793	$4,120

48

12.	Contractual Obligations

Gold Streams

In connection with its Gold Streams, the Company has committed to purchase the following:

Gold Stream	% of life of mine gold [5,6,7]	Per ounce cash payment: lesser of amount below and the then prevailing market price of gold [1,2,3,4]
Aurizona	17%	$404
Bachelor Lake	20%	$500
Black Fox	8%	$509
Deflector	2.6%	$500
Entrée Gold	6.76% on Hugo North Extension and 5.14% on Heruga	$220
Karma	25,000 ounces over 5 years and 1.625% thereafter	20% of gold spot price
Ming	25% of the first 175,000 ounces of gold produced, and 12% thereafter	$nil
Santa Elena	20%	$354
Summit	50% of the first 10,000 ounces of gold produced, and 22% thereafter	$400

1.	Subject to an annual inflationary adjustment except for Ming.

2.	For the Entrée Gold Stream, after approximately 8.6 million ounces of gold have been produced from the joint venture property, the price increases to $500 per gold ounce.

3.	For the Entrée Silver Stream, percentage of life of mine is 6.76% on Hugo North Extension and 5.14% on Heruga which the Company can purchase for the lesser of the prevailing market price and $5 per ounce of silver until 40.3 million ounces of silver have been produced from the entire joint venture property. Thereafter, the purchase price will increase to the lesser of the prevailing market price and $10 per ounce of silver.

4.	For the Santa Elena Gold Stream, the Company can purchase for a per ounce cash payment equal to (i) the lesser of $354 and the then prevailing market price of gold for the open-pit mine and (ii) the lesser of $354 and the then prevailing market price of gold until 50,000 ounces of gold have been delivered to Sandstorm (inclusive of ounces already received from open-pit production), at which time the on-going per ounce payments will increase to the lesser of $450 and the then prevailing market price of gold for the underground mine.

5.	For the Entrée Gold and Silver Stream, percentage of life of mine is 6.77% on Hugo North Extension and 5.13% on Heruga if the minerals produced are contained below 560 metres in depth.

49

6.	For the Entrée Gold and Silver Stream, percentage of life of mine is 10.15% on Hugo North Extension and 7.7% on Heruga if the minerals produced are contained above 560 metres in depth.

7.	For the Entrée copper stream, the Company has committed to purchase an amount equal to 0.5% of the copper produced from the Hugo North Extension and Heruga deposits. If the minerals produced are contained above 560 metres in depth, then the commitment increases to 0.75% for both the Hugo North Extension and Heruga deposits. Sandstorm will make ongoing per pound cash payments equal to the lesser of $0.50 and the then prevailing market price of copper, until 9.1 billion pounds of copper have been produced from the entire joint venture property. Thereafter, the on-going per pound payments will increase to the lesser of $1.10 and the then prevailing market price of copper.

As at September 30, 2014, the Company had paid $6.2 million and will contribute another $3.8 million in capital towards the Phase 1 Expansion at Luna's Aurizona Mine. Sandstorm’s contribution will be equal to 17% of the capital costs incurred by Luna towards the Phase 1 Expansion to a maximum contribution of $10.0 million.

In connection with the Karma Gold Stream, the Company has agreed, subject to certain financing conditions, to provide remaining upfront payments totaling $15.8 million. In addition, the Stream Syndicate has provided True Gold with an 18 month option to increase funding by up to $20.0 million whereby Sandstorm’s commitment would be 25% of the increase.

13.	Segmented Information

The Company’s reportable operating segments, which are components of the Company’s business where separate financial information is available and which are evaluated on a regular basis by the Company’s Chief Executive Officer, who is the Company’s chief operating decision maker, for the purpose of assessing performance, are summarized in the tables below:

For the three months ended September 30, 2014

In $000s	Sales	Royalty revenue	Cost of sales (excluding depletion)	Depletion	Impairment of mineral interests	Income (loss) before taxes	Cash from operations
Aurizona, Brazil	$3,785	$-	$1,204	$353	$-	$2,228	$2,581
Bachelor Lake, Canada	3,079	-	1,204	1,431	-	444	1,592
Black Fox, Canada	1,976	-	792	1,112	-	72	1,184
Ming, Canada	667	-	-	437	-	230	667
Santa Elena, Mexico	2,064	-	580	998	-	488	1,607
Royalties and other [1]	-	3,988	-	3,878	-	110	3,557
Corporate	-	-	-	-	-	(1,319)	(1,226)
Consolidated	$11,571	$3,988	$3,780	$8,209	$-	$2,253	$9,962

1 Includes Bracemac-McLeod, Gualcamayo, Emigrant Springs, Mine Waste Solutions, San Andres, San Francisco, Sao Vicente, and Thunder Creek.

50

For the three months ended September 30, 2013

In $000s	Sales	Royalty revenue	Cost of sales (excluding depletion)	Depletion	Impairment mineral interests and goodwill	Income (loss) before taxes	Cash from operations
Aurizona, Brazil	$6,296	$-	$1,913	$231	$-	$4,152	$4,383
Bachelor Lake, Canada	2,016	55	755	898	-	418	1,316
Black Fox, Canada	2,910	-	1,107	1,552	-	251	1,803
Ming, Canada	133	-	-	60	-	73	133
Santa Elena, Mexico	1,316	-	343	552	-	421	1,489
Royalties [1]	-	2,626	-	2,877	(3,166)	(4,231)	2,844
Corporate	-	-	-	-	-	(3,288)	(3,391)
Consolidated	$12,671	$2,681	$4,118	$6,170	$(3,166)	$(2,204)	$8,577

1 Includes Bracemac-McLeod, Gualcamayo, Emigrant Springs, Mine Waste Solutions, San Andres, San Francisco, Sao Vicente, and Thunder Creek.

For the nine months ended September 30, 2014

In $000s	Sales	Royalty revenue	Cost of sales (excluding depletion)	Depletion	Impairment of mineral interest	Income (loss) before taxes		Cash from operations
Aurizona, Brazil	$11,845	$-	$3,755	$1,102	-		$6,988	$8,090
Bachelor Lake, Canada	9,879	-	3,821	4,542		-	1,516	6,058
Black Fox, Canada	5,535	-	2,207	3,100		-	228	3,328
Ming, Canada	1,933	-	-	1,255		-	678	1,933
Santa Elena, Mexico	5,035	-	1,388	2,398		-	1,250	3,832
Royalties [1]	-	9,779	-	8,616	(1,215)		(52)	9,060
Corporate	-	-	-	-			(1,899)	(5,927)
Consolidated	$34,227	$9,779	$11,171	$21,013	(1,215)		$8,709	$26,374

1 Includes Bracemac-McLeod, Gualcamayo, Emigrant Springs, Mine Waste Solutions, San Andres, San Francisco, Sao Vicente, and Thunder Creek.

51

For the nine months ended September 30, 2013

In $000s	Sales	Royalty revenue	Cost of sales (excluding depletion)	Depletion	Impairment mineral interests and goodwill	Income (loss) before taxes	Cash from operations
Aurizona, Brazil	$15,097	$-	$4,151	$877	$-	$10,069	$10,894
Bachelor Lake, Canada	6,587	124	2,272	2,753	-	1,686	4,427
Black Fox, Canada	9,042	-	3,102	4,378	-	1,562	5,939
Ming, Canada	842	-	-	373	-	469	806
Santa Elena, Mexico	5,716	-	1,375	2,032	-	2,311	4,342
Royalties [1]	-	6,661	-	6,610	(38,975)	(41,042)	4,187
Corporate	-	-	-	-	-	(11,043)	(6,513)
Consolidated	$37,284	$6,785	$10,900	$17,023	$(38,975)	$(35,988)	$24,082

1 Includes Bracemac-McLeod, Gualcamayo, Emigrant Springs, Mine Waste Solutions, San Andres, San Francisco, Sao Vicente, and Thunder Creek.

Total assets as of:

In $000s	September 30, 2014	December 31, 2013
Aurizona	$21,952	$21,537
Bachelor Lake	13,212	17,754
Black Fox	20,742	23,842
Entrée	42,493	37,580
Karma	9,250	-
Ming	14,796	16,051
Santa Elena	13,212	5,611
Royalties [1]	153,378	139,006
Other [2]	12,040	9,580
Corporate	144,293	108,742
Consolidated	$445,368	$379,703
1	Includes Bracemac-McLeod, Coringa, Mt. Hamilton, Paul Isnard, Prairie Creek, Ann Mason, Serra Pelada, Gualcamayo, Emigrant Springs, Mine Waste Solutions, San Andres, San Francisco, Sao Vicente, and Thunder Creek.
2	Includes Deflector and Summit.

52